As filed with the Securities and Exchange Commission on October 20, 1999
                                                   Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           AMERICAN TOWER CORPORATION
             (Exact name of registrant as specified in its charter)

               Delaware                                    65-0723837
   (State or other jurisdiction of                      (I.R.S. Employer
    incorporation or organization)                     Identification No.)


               116 Huntington Avenue, Boston, Massachusetts 02116
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 STEVEN B. DODGE
                           American Tower Corporation
                              116 Huntington Avenue
                           Boston, Massachusetts 02116
                                 (617) 375-7500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                             NORMAN A. BIKALES, ESQ.
                            Sullivan & Worcester LLP
                             One Post Office Square
                           Boston, Massachusetts 02109
                                 (617) 338-2800

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined in light of market conditions and other factors.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the box. |_|
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                          CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
                                                                     Proposed             Proposed
           Title of Each Class of                  Amount             Maximum              Maximum              Amount of
       Securities to be Registered(1)              to be          Offering Price          Aggregate         Registration Fee
                                                 Registered       Per Security(1)     Offering Price(1)
---------------------------------------------------------------------------------------------------------------------------------
6.25% Convertible Notes due 2009.............   $300,000,000         100%               $300,000,000          $83,400
---------------------------------------------------------------------------------------------------------------------------------
2.25% Convertible Notes due 2009.............   $425,500,000         70.52%             $300,062,600          $83,418
---------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.01 per share  24,797,690(2)        N/A                N/A                        N/A(3)
=================================================================================================================================

                                                                                           (Footnotes on next page)





(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) Plus such additional indeterminate number of shares of Class A Common Stock as may become issuable upon conversion of the 6.25% Notes and the 2.25% Notes being registered hereunder by reason of adjustment of the conversion price.

(3) Pursuant to Rule 457(i) under the Securities Act of 1933 there is no filing fee with respect to the shares of Class A Common Stock issuable upon conversion of the 6.25% Notes or 2.25% Notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

                                 --------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

We will amend and complete the information in this prospectus. Although we are permitted by U.S. federal securities laws to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

                  SUBJECT TO COMPLETION, DATED October 20, 1999

                                   PROSPECTUS

                                      LOGO
        $300,000,000                                       $425,500,000
6.25% Convertible Notes Due 2009                2.25% Convertible Notes Due 2009


     This prospectus relates to:

      o     $300,000,000 principal amount of 6.25% convertible notes due 2009,

      o $425,500,000 principal amount at maturity of 2.25% convertible notes due 2009, and

      o the shares of Class A common stock issuable upon conversion of the notes.

The notes and the Class A common stock that are offered for resale in this prospectus are offered for the accounts of their holders. The notes were initially acquired from us in October 1999 in connection with a private offering by a group of investment banking firms who resold the notes pursuant to Rule 144A.

     The 6.25% notes are convertible at any time prior to maturity into shares of our Class A common stock at a conversion price of $24.40 per share of Class A common stock. This is the equivalent to a conversion rate of 40.9836 shares of Class A common stock for each $1,000 principal amount of the 6.25% notes. We will pay interest on the 6.25% notes on April 15 and October 15 of each year, commencing on April 15, 2000.

     The 2.25% notes are convertible at any time prior to maturity into shares of our Class A common stock at a conversion price of $24.00 per share of Class A common stock, based on the issue price of 70.52% of the principal amount at maturity. This is the equivalent to a conversion rate of 29.3833 shares of Class A common stock for each $1,000 principal amount at maturity of the 2.25% notes. We will pay interest on the 2.25% notes on April 15 and October 15 of each year, commencing on April 15, 2000.

     We may redeem the 6.25% notes on or after October 22, 2002. You may require us to repurchase the 6.25% notes at a price of $1,000 for each 6.25% note on October 22, 2006. We may redeem the 2.25% notes on or after October 22, 2003. You may require us to repurchase the 2.25% notes at a price of $802.93 for each 2.25% note on October 22, 2003. In the case of a repurchase of notes, we have the right to issue shares of Class A common stock, rather than to pay cash. In addition, you may require us to repurchase the notes of each series upon a change in control.

     Our Class A common stock is listed on the New York Stock Exchange under the symbol "AMT." The last reported sale price of the Class A common stock on the New York Stock Exchange on October 19, 1999 was $18.0625 per share.

     Investing in the notes involves risks. See "Risk Factors" beginning on page 12.

     We will not receive any of the proceeds from sales of the notes or the shares by the selling securityholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is        , 1999.

                                                 TABLE OF CONTENTS

Summary...............................................1      Description of Capital Stock........................39
The Notes.............................................6      Selling Securityholders.............................42
Selected Financial Data...............................9      Certain Federal Income Tax Consequences.............42
Risk Factors.........................................12      Registration Rights Agreement.......................51
Market Prices and Dividend Policy....................18      Plan of Distribution................................52
Unaudited Pro forma Condensed                                Legal Matters.......................................54
  Consolidated Financial Statements..................19      Experts.............................................54
Description of the Notes.............................29      Where You Can Find More Information.................55


     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                                     SUMMARY

     This summary highlights selected information about us, including our pending mergers, acquisitions and other transactions. All information in this prospectus gives effect to pending transactions, unless the context otherwise indicates. This summary is not complete and may not contain all of the information that you should consider before investing in the notes. All selling securityholders must deliver a prospectus to purchasers at or prior to the time of any sale of the notes or Class A common stock issuable upon conversion of the notes. You should carefully read this entire prospectus, including the "Risk Factors" section beginning on page 12 and the financial statements, which are incorporated by reference from our 1998 Annual Report, March 1999 Quarterly Report, June 1999 Quarterly Report and the Current Report on Form 8-K, dated September 17, 1999. We refer to those reports together as the "Historical Financial Statements."


                                 AMERICAN TOWER

     We are a wireless communications and broadcast infrastructure company operating in three business segments.

      o We operate a leading network of communications towers and are the largest independent operator of broadcast towers in the United States.

      o We provide comprehensive network development services for wireless service providers and broadcasters.

      o We operate a leading teleport business, which transmits video, voice, data and Internet communications worldwide.

     Towers. We believe we are the largest independent owner, operator and developer of wireless communications towers in the United States. Assuming consummation of all of the pending transactions, we operate a national network of more than 9,400 multi-user sites, 8,300 of which are owned or leased towers and 1,100 of which are managed sites. Our network spans 48 states and the District of Columbia, with tower clusters in 43 of the 50 largest U.S. metropolitan statistical areas. Our primary business is the leasing of antenna space to a diverse range of wireless communications industries, including PCS, cellular, ESMR, SMR, paging and fixed microwave. Our wireless customers include AirTouch, Alltell, AT&T, AT&T Wireless Services, Bell Atlantic Mobile, BellSouth, GTE Mobilnet, Nextel, Omnipoint, PacBell, PageNet, PowerTel, PrimeCo PCS, Southwestern Bell, Sprint PCS, Teligent, Western Wireless and WinStar.

     We believe we are the largest independent operator of broadcast towers with 242 sites in the United States and approximately 200 sites in Mexico. We serve most of the major radio and television broadcasters, including ABC, AMFM, CBS, Clear Channel, CNN, Cox, Fox, Infinity, NBC, Paxson, Paramount, Sinclair, Tribune and Univision.

     Network Development Services. We are a leading provider of network development services and components for both wireless service providers and broadcasters. We offer full turnkey network development solutions to our customers, consisting of network design, site acquisition, zoning and other regulatory approvals, construction management, tower construction and antenna installation. We also manufacture wireless infrastructure components. We provide site acquisition services to most of the major wireless service providers and have constructed or are constructing towers on a build-to-suit basis for wireless and broadcast companies such as AirTouch, AT&T affiliates, AT&T Wireless Services, Bell South, Nextel, Omnipoint, Paxson, PrimeCo PCS, Sinclair and Southwestern Bell.

     We have performed network development services for other companies on more than 10,000 sites, including more than 2,150 sites in 1998. In 1998, we embarked on a major construction program with an emphasis on build-to-suit projects. We constructed more than 800 towers, including more than 500 towers for our own account, at an aggregate cost of approximately $108.0 million. Our 1999 and 2000 business plans call for construction of more than 1,250 towers annually, including more than 1,000 towers in each year for our own account at an estimated annual cost of between $180.0 million and $200.0 million. These figures do not include the construction of broadcast towers.

     Teleports. We are a leading video, voice, data and Internet transmission company, providing services worldwide. We own and operate approximately 110 satellite antennas in various locations across the United States, with major facilities near New York, Washington, D.C., Dallas and San Francisco. Our teleports are used by television networks, broadcasters, cable programmers and many of the leading voice, data and Internet providers. Our customers include ABC, British Telecom, CBS, CNN, Deutsche Telekom, Fox, MCI Worldcom, TCI, Telefonica and Uunet.

     For the year ended December 31, 1998, we had pro forma net revenues of $273.1 million and EBITDA of $91.9 million. For the six months ended June 30, 1999, we had pro forma net revenues of $146.5 million and EBITDA of $52.5 million. This pro forma data includes the results of major acquisitions, but not all of them.

     We estimate that our three business segments accounted for the following percentages of pro forma 1998 operating revenues:

      o     Towers--56%,

      o     Network development services--37%, and

      o     Teleports--7%.

     We believe that site leasing activities generate the highest profit margins. We also believe that leasing activities are likely to grow at a more rapid rate than other segments of our business because of our pending acquisitions and our build-to-suit and other construction activities. These acquisitions and construction activities will increase significantly the number of antenna sites available for leasing. The industry trend towards outsourcing infrastructure needs may also result in a decline in our site acquisition and construction activities for other companies.

     We have a diversified base of more than 5,300 customers. Our largest customer, AirTouch, accounted for approximately 25% of our pro forma annualized August 1999 operating revenues. Our five largest customers accounted for approximately 46% of those revenues. Annualized August 1999 revenues may not be representative of historical revenues because revenues from service activities are highly variable due to their transactional nature. For example, one customer, Sprint PCS, accounted for approximately 11% of our pro forma operating revenues for the six months ended June 30, 1999, principally as a result of several site acquisition projects during that period.

     We estimate that personal communications services ("PCS") accounted for more than 28% of our pro forma annualized August 1999 operating revenues, cellular accounted for approximately 16% of those revenues and paging accounted for approximately 12% of those revenues. We believe that no other industry sector accounted for as much as 10% of those revenues. We believe, however, these industry sector percentages may not be indicative of what we will experience in the future. The importance of the different sectors will probably change because of the anticipated growth of PCS, cellular and ESMR, compared to other wireless service providers. The relative contributions of the different sectors will also be affected as major wireless service providers create strategic alliances with independent operators, including in our case AirTouch and AT&T. Finally, the percentage of operating revenues derived from PCS will also be affected by the decline in our site acquisition and construction activities for that sector, as providers continue to outsource those requirements.

Growth Strategy

     We designed our growth strategy to create and then enhance our position as a leader in each of our business segments. Our goals were:

      o to create a national footprint of desirable communications towers in all major markets in the United States,

      o to establish the capacity to serve all of the infrastructure needs of the wireless service and broadcast industries, and

      o     to create a leading teleport company with global reach.

     We implemented our strategy through a combination of acquisitions and construction. Acquisitions were pursued initially with independent tower operators and other consolidators and more recently with major wireless service providers selling their towers. This acquisition strategy also broadened the scope of our network development services.

     Our strategy has enabled us to create an organization with a depth of personnel, computer and financial systems, sales and marketing, and engineering and other technical expertise to take advantage of the growth in wireless communications, digital television and the Internet. We believe we are well positioned competitively for growth because we can meet the majority of infrastructure requirements of wireless communications and digital television and are playing an increasing role in addressing the Internet's infrastructure needs. We will continue to pursue our growth strategy by:

      o maximizing utilization of antenna sites through targeted sales and marketing techniques,

      o     capitalizing   on  our  ability  to  provide  full  turnkey  network
            development solutions principally through build-to-suit projects and other tower construction activities, and

      o pursuing strategic acquisitions, designed principally (a) to take advantage of divestiture opportunities presented by wireless service providers, (b) to facilitate entry into new geographic markets and
            (c) to complement our construction program.


Recent Developments

   Consummated Transactions

     Since January 1, 1999, we have consummated more than 45 transactions involving the acquisition of approximately 1,500 communications sites for an aggregate purchase price of $945.8 million. This purchase price includes the payment of approximately $352.2 million in cash, the issuance of 20.7 million shares of Class A common stock, and the assumption of approximately $145.0 million of debt. The principal transactions were the following:

     OmniAmerica merger. In February 1999, we consummated the OmniAmerica merger. OmniAmerica owned or co-owned 223 towers in 24 states. OmniAmerica also offered nationwide turnkey tower construction and installation services through its Specialty Constructors subsidiary and manufactured wireless infrastructure components. The aggregate consideration was $462.0 million, consisting of the issuance of 16.8 million shares of Class A common stock and the assumption of $96.6 million of debt. We also assumed certain Omni employee stock options that were converted into options to purchase approximately 1.0 million shares of Class A common stock.

     TeleCom merger. In February 1999, we consummated the TeleCom merger. TeleCom owned or co-owned approximately 271 towers and managed 121 revenue-generating sites in 27 states. The aggregate merger consideration was $194.6 million, consisting of the payment of $63.1 million in cash, the issuance of 3.9 million shares of Class A common stock, and the assumption of $48.4 million of debt.

     Triton PCS acquisition. In September 1999, we acquired 187 wireless communications towers from Triton PCS, the first member of the AT&T Wireless Network, for $70.7 million in cash. We expect to consummate the purchase of the remaining four communications towers for $1.5 million in cash in the fourth quarter of 1999. The towers are located in Georgia, North Carolina, South Carolina and Virginia. We will develop a minimum of 100 build-to-suit towers for Triton PCS and provide turnkey services to Triton PCS for co-location sites through 2001. The master lease agreement will provide Triton PCS with a 12-year lease and three, five-year renewal terms for existing towers and future build-to-suit towers. The initial rents are $1,200 per month, per antenna site, subject to an annual 3% escalator.


   Pending Transactions

     We are a party to 15 pending transactions involving the acquisition of more than 5,070 communications sites and a major teleport complex for an aggregate purchase price of $1.7 billion. These transactions remain subject to regulatory approvals in certain cases and other conditions. Our pending transactions represent a recent shift in our acquisition focus from independent tower operators and other consolidators to major wireless service providers seeking to sell their towers. The principal transactions are the following:

     AirTouch transaction. In August 1999, we agreed to lease on a long-term basis 2,100 towers from AirTouch Communications. These towers are located in all of AirTouch's major markets, other than Los Angeles and San Diego, including Albuquerque, Atlanta, Cleveland, Denver, Detroit, Minneapolis, Omaha, Phoenix, Portland, San Francisco and Seattle. At closing, we will pay AirTouch $800.0 million in cash and deliver a five-year warrant to purchase 3,000,000 shares of Class A common stock at $22.00 per share.

     Under the lease, we are entitled to all income generated from leasing space on the towers and are responsible for the payment of all expenses of the towers, including ground rent. AirTouch has reserved space on the towers for its antennas, for which it will pay us a site maintenance charge equal to $1,500 per month for each non-microwave reserved space and $385 per month for each microwave reserved space.

     At closing we will enter into an exclusive three-year build-to-suit agreement with AirTouch. Under that agreement, we will have the right to build all of AirTouch's towers in all of the markets covered by the lease. AirTouch will enter into a separate master lease covering all towers constructed pursuant to the build-to-suit agreement. AirTouch will lease space for a period of ten years and will have the option to extend for five, five-year periods. The rent will be $1,500 per month for each non-microwave antenna site and $385 per month for each microwave antenna site, with annual increases of 3%. We expect this build-to-suit agreement will produce 400 to 500 towers.

     The transaction will be closed in stages, subject to the satisfaction of customary conditions, beginning in the fourth quarter of this year or first quarter of 2000.

     AT&T transaction. In September 1999, we agreed to purchase 1,942 towers from AT&T. These towers are located throughout the United States and were constructed by AT&T for its microwave operations. We will enter into a build-to-suit agreement with AT&T Wireless Services at the initial closing of the transaction. The purchase price is $260.0 million in cash, subject to adjustment if all towers are not purchased.

     At the initial closing, AT&T will enter into a master lease agreement covering those towers we will acquire on which it conducts microwave operations. The lease will have an initial term of ten years, and AT&T will have five, five-year renewal options. The annual base rent for the microwave operations is approximately $1.0 million, payable in January of each lease year. In addition, the rent will be adjusted based upon AT&T's use of the towers, except that any downward adjustment can be used by AT&T as a credit only against future additional rent and not against the base rent. AT&T currently uses 468 of these towers for its microwave operations. We expect that as many as 50% of the towers may not be marketable, at least in the near future, because of location.

     AT&T Wireless Services uses and will lease from us space on 90 of the towers to be purchased by us. At the initial closing, AT&T Wireless Services will enter into an amendment to its existing master lease with us to lease those sites at a monthly rent of $1,350 per site, increasing by 4% per year.

     Our build-to-suit agreement with AT&T Wireless Services will require it to present us 1,200 sites nationwide from which we will have the opportunity to build 1,000 towers. There will be a separate master lease with AT&T Wireless Services for the build-to-suit towers. The initial term will be ten years, and AT&T will have three, five-year renewals. The rent for lease supplements entered into in the initial year is $1,350 per month, per antenna site, increasing annually by $50 per year for lease supplements entered into in subsequent years. All rents will be subject to a 4% per annum escalator.

     The transaction will be closed in stages, subject to the satisfaction of customary conditions, including the receipt of all regulatory approvals, beginning in the fourth quarter of this year or the first quarter of 2000.

     UNIsite merger. In June 1999, we agreed to a merger with UNIsite. Based on UNIsite owning 600 completed towers at closing, the purchase price will be $205.0 million, $165.0 million of which is payable in cash and $40.0 million in assumption of UNIsite's debt. The purchase price is subject to adjustment based on (a) the net working capital and the long-term debt of UNIsite at closing and
(b) the number of completed towers. UNIsite's towers are located primarily in the Northeast and Midwest. Subject to the satisfaction of customary closing conditions, including approval under our credit facilities, the UNIsite merger is expected to be consummated in the first quarter of 2000.

     TV Azteca acquisition. In September 1999, we entered into a letter of intent with TV Azteca, the owner of a major national television broadcast network in Mexico, relating to approximately 200 broadcast towers. We have agreed to loan up to $120.0 million to that company and to take over responsibility for marketing and certain maintenance functions for the towers. The 20-year loan, which may be extended for an additional 20 years, will bear net interest at approximately 11% per annum. We will be entitled to receive 100% of the revenues generated by third party leases on the towers during the term of the loan. We have made an interim loan of $60.0 million. The interim loan will mature on the earlier of March 17, 2000 or the closing of the transaction. The closing is subject to certain conditions, including the execution and delivery of definitive agreements and the receipt of all necessary regulatory approvals. Subject to satisfaction of those conditions, definitive agreements are scheduled to be executed in the fourth quarter of 1999.

     ICG transaction. In August 1999, we agreed to acquire all of the stock of ICG Satellite Services and its subsidiary, Maritime Telecommunications Network, Inc., for $100.0 million in cash. The acquisition involves a major around-the-clock teleport facility in New Jersey and a global maritime telecommunications network headquartered in Miami, Florida. The acquired company provides voice, data, Internet and compressed video satellite services to major cruise lines, the U.S. military, Internet-related companies and international telecommunications customers. The New Jersey teleport and operations center has 12 existing antennas and one under construction that access satellites covering the continental U.S., South America and the Atlantic Ocean region. The transaction is expected to close in the fourth quarter of 1999, subject to satisfaction of customary conditions.

     Watson transaction. In July 1999, we agreed to acquire Watson Communications for $73.0 million in cash. The acquisition involves 11 wireless and 10 broadcast towers in the San Francisco Bay area and one teleport that contains nine antennas. The teleport covers the full domestic and the Pacific international service region. Among the acquired sites is San Bruno Mountain, a premiere location within the San Francisco market. The transaction is expected to close in the fourth quarter of 1999, subject to the satisfaction of customary conditions.

         Credit Facilities Amendment. We currently have credit facilities that provide for borrowings of up to $483.0 million. We are seeking to negotiate new credit facilities that would provide for borrowings of up to $2.0 billion. As of October 15, 1999, we had no borrowings under our credit facilities and available cash of $154.0 million. On a pro forma basis, giving effect as of that date to all pending transactions, we would have had aggregate borrowings under our credit facilities of approximately $1.1 billion and no available cash. We must arrange for additional borrowings or other external funds in order to complete all of our pending transactions. There is no assurance that we will successfully negotiate new credit facilities or that we will obtain our desired new borrowing level. The new credit facilities may involve different and more restrictive covenants or other terms than our existing credit facilities. Upon the execution of a new credit facility, we will be required to recognize an extraordinary loss on extinguishment of debt. If the new credit facility is executed in the fourth quarter of 1999, such loss would be approximately $4.5 million, net of a tax benefit of approximately $3.0 million.

         Private Placement of the Notes. On October 4, 1999, we closed the private sale of the notes to institutional investors. Our net proceeds were approximately $584.0 million, of which we used approximately $368.0 million to repay all outstanding borrowings under our credit facilities. We invested the balance in short-term, investment grade securities on an interim basis and will use those funds to finance pending acquisitions and construction activities.

     Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116. Our telephone number is (617) 375-7500.


                                    THE NOTES

Securities Offered.................... 6.25%   notes:   $300,000,000   principal
                                       amount  of 6.25%  Convertible  Notes  Due
                                       2009  previously   issued  in  a  private
                                       placement. We refer to those notes as the 6.25% notes.

                                       2.25%   notes:   $425,500,000   principal
                                       amount at maturity  of 2.25%  Convertible
                                       Notes Due 2009 previously issued in a private placement. This is equivalent to total proceeds at the issue price of $300,062,600. We refer to those notes as the 2.25% notes and, together with the 6.25% notes, as the notes.

Issue Price........................... 6.25% notes:  100% plus accrued interest, if any, from the date of issue.

                                       2.25%   notes:    70.52%   plus   accrued
                                       interest, if any, from the date of issue.

Interest.............................. 6.25%  notes:  6.25%  per  annum  on  the principal amount, payable semiannually in arrears in cash on April 15 and October 15 of each year, beginning April 15, 2000.

                                       2.25% notes: 2.25% per annum on the principal amount, payable semiannually in arrears in cash on April 15 and October 15 of each year, beginning April 15, 2000.

Yield to Maturity..................... 6.25% notes:  6.25% per annum  calculated on a semiannual basis from October 4, 1999.

                                       2.25% notes: 6.25% per annum, calculated on a semiannual basis giving effect both to accrued original issue discount and to accrued interest from October 4, 1999.

Conversion Rights..................... 6.25%  notes:  You may  convert the 6.25%
                                       notes  at any time on or  before  October
                                       15,  2009,  unless  we have  redeemed  or
                                       purchased   them.  The  6.25%  notes  are
                                       convertible into shares of Class A common stock at a conversion price of $24.40 per share. We will deliver 40.9836 shares of

                                       Class A  common  stock  for  each  $1,000
                                       principal amount of 6.25% notes. Upon conversion you will not receive any cash payment representing accrued interest.

                                       2.25%  notes:  You may  convert the 2.25%
                                       notes  at any time on or  before  October
                                       15,  2009,  unless  we have  redeemed  or
                                       purchased   them.  The  2.25%  notes  are
                                       convertible into shares of Class A common
                                       stock at a conversion price of $24.00 per
                                       share.  We will deliver 29.3833 shares of
                                       Class A  common  stock  for  each  $1,000
                                       principal  amount  at  maturity  of 2.25%
                                       notes.  We will not adjust the conversion
                                       rate for accrued  original issue discount
                                       or interest.  Upon  conversion,  you will
                                       not receive any cash payment representing
                                       accrued   original   issue   discount  or
                                       interest.

                                       The conversion rate of both series of notes is subject to adjustment in certain events.

Maturity Date......................... October 15, 2009.

Change in Control..................... If a change  in  control  of our  company occurs,  you may  require us to  purchase
                                       your  notes for cash at a price  equal to
                                       the principal  amount, in the case of the
                                       6.25%  notes,  and the issue  price  plus
                                       accrued  original  issue  discount in the
                                       case of the 2.25% notes.  In each case we
                                       will also be  required to pay accrued and
                                       unpaid  interest.   Our  existing  credit
                                       facilities prohibit making these change in control payments without bank consent until December 2006.

Optional Redemption................... 6.25%  notes:  We  will  not be  able  to redeem the 6.25%  notes  prior to October
                                       22, 2002. Thereafter, we can redeem those
                                       notes, at our option, in whole or in part
                                       at  a  redemption   price   initially  of
                                       103.125%  of the  principal  amount.  The
                                       redemption    price   declines    ratably
                                       immediately after October 15 of each following year to 100% of the principal amount in 2005. We are also required to pay accrued and unpaid interest.

                                       2.25% notes: We will not be able to redeem the 2.25% notes prior to October 22, 2003. Thereafter, we can redeem those notes, at our option, in whole or in part at increasing redemption prices designed to reflect the accrued original issue discount. We are also required to pay accrued and unpaid interest.

Repurchase of Notes at
  Your Option......................... 6.25%  notes:   You  may  require  us  to
                                       repurchase all or any of your 6.25% notes on October 22, 2006 at their principal amount, together with accrued and unpaid interest.

                                       2.25%  notes:   You  may  require  us  to
                                       repurchase all or any of your 2.25% notes on October 22, 2003 at $802.93, which is its issue price plus accrued original issue discount, together with accrued and unpaid interest.

                                       We may, at our option, elect to pay the repurchase price of each series in cash or shares of Class A common stock, or any combination thereof. Our existing credit facilities require us to pay entirely in stock unless we obtain bank consent.

Sinking Fund.......................... None.

Original Issue Discount
  on 2.25% Notes...................... Each 2.25% note was issued with  original issue  discount  for  federal  income tax
                                       purposes.  The amount of the  discount is
                                       the  difference   between  the  principal
                                       amount of the 2.25% note at maturity  and
                                       its issue price. You should be aware that
                                       accrued  original  issue discount will be
                                       includable  periodically  in  your  gross
                                       income for  federal  income tax  purposes
                                       before  conversion,   redemption,   other
                                       disposition  or  maturity  of your  2.25%
                                       notes, whether or not those notes are ultimately converted, redeemed, sold to us or others or paid at maturity.

Ranking............................... The  notes of the two  series  will  rank equally  with one  another.  Both  series
                                       will    effectively    rank   junior   to
                                       indebtedness outstanding under the credit
                                       facilities since all of that indebtedness
                                       is  issued  by  our  subsidiaries  and is
                                       secured,  directly or indirectly  through
                                       guarantees,   by   the   assets   of  our
                                       subsidiaries.

Registration Rights................... We   have   agreed   to   keep   the  SEC
                                       registration statement that includes this
                                       prospectus  useable until October 4, 2001
                                       or any shorter period permitted under the
                                       SEC rules permitting unregistered resales
                                       of  privately  placed   securities.   The
                                       interest rate on the notes will increase if we are not in compliance with this requirement.

Use of Proceeds....................... We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares issuable upon conversion.

Trading............................... The notes are not listed and trade on the
                                       over-the-counter   market.  The  Class  A
                                       common stock is listed on the NYSE under the symbol "AMT."

Common Stock Outstanding(1).......... 144,466,550 shares of Class A common stock
                                        8,811,940 shares of Class B common stock
                                        2,422,804 shares of Class C common stock
                                      -----------
                                      155,701,294 shares of common stock
                                      ===========

(1) The number of shares of common stock outstanding was determined as of October 1, 1999. This number does not include shares we may issue in the future upon conversion of other securities. Examples of these future issuances include: (a) shares of Class A common stock issuable upon conversion of Class B common stock or Class C common stock, (b) shares issuable upon exercise of options currently outstanding to purchase an aggregate of 13,774,198 shares of common stock, (c) 3,000,000 shares issuable upon exercise of the warrant to be issued in the AirTouch transaction, or (d) 24,797,690 of Class A common stock issuable upon conversion of the notes.

                             SELECTED FINANCIAL DATA

     We have derived the following selected financial data from our historical consolidated financial statements and our unaudited pro forma condensed consolidated financial statements. The selected financial data should be read in conjunction with the Historical Financial Statements. Prior to our separation from our former parent on June 4, 1998, we operated as a subsidiary of American Radio Systems and not as an independent company. Therefore, our results of operations for that period may be different from what they would have been had we operated as a separate, independent company.

     Year-to-year comparisons are significantly affected by our acquisitions and construction of towers, both of which have been numerous during the periods presented. Our principal acquisitions are described in "American Tower--Recent Developments" under "Summary" on page 3 and in the notes to the Historical Financial Statements.

     The pro forma balance sheet data gives effect, as of June 30, 1999, to the pro forma transactions not then consummated: the AirTouch transaction, the AT&T transaction, the UNIsite merger and the notes placement. The pro forma statement of operations data and other operating data gives effect to the pro forma transactions, as if each had occurred on January 1, 1998. We use the term pro forma transactions to mean certain of our major acquisitions and financings as follows: the OmniAmerica merger, the TeleCom merger, the separation from American Radio Systems, the ATC merger, the Wauka transaction, the UNIsite merger, the AirTouch transaction, the AT&T transaction, our public offerings in July 1998 and February 1999 and our private placements in February and October 1999. Pro forma transactions do not include all of the consummated or pending acquisitions or pending construction. See "American Tower--Recent Developments" under "Summary" on page 3 and "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page 19.

     We account for all of the included acquisitions as purchases. This means that for accounting and financial reporting purposes, we include the results of the acquired companies or assets with ours only after the closing of the acquisition. The pro forma financial data reflects certain adjustments, as explained elsewhere in this prospectus. Therefore, any comparison of the pro forma financial data with the historical financial data for periods before 1998 is inappropriate. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page 19.

     We use the term "tower cash flow" to mean operating income (loss) before depreciation and amortization, tower separation expenses and corporate general and administrative expenses. We use the term "tower separation expenses" to refer to the one-time expenses incurred as a result of our separation from American Radio Systems. We use "EBITDA" to mean operating income (loss) before depreciation and amortization and tower separation expenses. "After-tax cash flow" means income (loss) before extraordinary losses, plus depreciation and amortization. We do not consider tower cash flow, EBITDA and after-tax cash flow as a substitute for alternative measures of operating results or cash flow from operating activities or as a measure of our profitability or liquidity. These measures of performance are not calculated in accordance with generally accepted accounting principles. However, we have included them because they are generally used in the communications site industry as a measure of a company's operating performance. More specifically, we believe they can assist in comparing company performances on a consistent basis without regard to depreciation and amortization. Our concern is that depreciation and amortization can vary significantly among companies depending on accounting methods, particularly where acquisitions are involved, or on non-operating factors including historical cost bases. We believe tower cash flow is useful because it enables you to compare tower performances before the effect of tower separation and corporate general and administrative expenses that do not relate directly to performance.

                                                     AMERICAN TOWER CORPORATION

                                                     Selected Financial Data(1)


                                         July 17, 1995     Year Ended        Year Ended          Six Months Ended
                                          (inception)     December 31,   December 31, 1998         June 30, 1999
                                            through       -----------   --------------------   ---------------------
                                       December 31, 1995  1996   1997   Historical Pro Forma   Historical  Pro Forma
                                       -----------------  ----   ----   ---------- ---------   ----------  ---------
                                                         (in thousands, except per share data)
Statements of Operations Data:
Operating revenues...................          $163     $2,897  $17,508  $103,544  $273,092    $101,561    $146,482
                                               ----     ------  -------  --------  --------    --------    --------
Operating expenses:
  Operating expenses excluding
   depreciation and amortization,
   tower separation, and corporate
   general and administrative expenses           60      1,362    8,713    61,751   172,624      59,020      88,047
  Depreciation and amortization......            57        990    6,326    52,064   212,859      57,808     111,632
  Tower separation expenses..........                                      12,772    12,772
  Corporate general and administrative
    expenses.........................           230        830    1,536     5,099     8,599       4,140       5,890
                                           --------    -------  -------  --------  --------   ---------    --------
    Total operating expenses.........           347      3,182   16,575   131,686   406,854     120,968     205,569
                                           --------    -------  -------  --------  --------   ---------    --------
(Loss) income from operations........          (184)      (285)     933   (28,142) (133,762)    (19,407)    (59,087)
Interest expense.....................                            (3,040)  (23,229)              (11,539)    (59,559)
                                                                                   (114,821)
Interest income and other, net.......                       36      251     9,217     9,217      10,737      10,737
Minority interest in net (earnings)
losses of subsidiaries (2)                                (185)    (193)     (287)     (287)         79          79
                                           --------    -------  -------  --------  --------   ---------    --------
Loss before income taxes and
extraordinary losses.................          (184)      (434)  (2,049)  (42,441) (239,653)    (20,130)   (107,830)
Benefit (provision) for income taxes.            74        (45)     473     4,491    70,091         747      31,535
                                           --------    -------  -------  --------  --------   ---------    --------
Loss before extraordinary losses.....         $(110)     $(479) $(1,576) $(37,950)$(169,562)   $(19,383)   $(76,295)
                                           ========    =======  =======  ========  ========   =========    ========
Basic and diluted loss per common share
  before extraordinary losses(3).....        $(0.00)    $(0.01)  $(0.03)   $(0.48)   $(1.10)     $(0.14)     $(0.49)
                                           ========    =======  =======  ========  ========   =========    ========
Basic and diluted weighted average
  common shares outstandings(3)......        48,732     48,732   48,732    79,786   154,658     143,503     155,519
                                           ========    =======  =======  ========  ========   =========    ========

Other Operating Data:
Ratio of earnings to fixed charges(4)            --         --       --        --        --          --          --
Tower cash flow......................          $103     $1,535   $8,795   $41,793  $100,468     $42,541     $58,435
EBITDA...............................          (127)       705    7,259    36,694    91,869      38,401      52,545
EBITDA margin........................          (N/A)     24.3%    41.5%     35.4%     33.6%       37.8%       35.9%
After-tax cash flow..................           (53)       511    4,750    14,114    43,297      38,425      35,337
Cash provided by (used for) operating
  activities.........................          (51)      2,230    9,913    18,429        --      25,844          --
Cash used for investing activities...            --         -- (216,783) (350,377)       --    (300,787)         --
Cash provided by financing activities            63        132  209,092   513,527        --     441,989          --


                                                                                                 Six Months Ended
                                                                                 December 31,      June 30, 1999
                                                                                -------------   --------------------
                                                                                1997     1998   Historical Pro Forma
                                                                                ----     ----   ---------- ---------

Tower Data:
Towers operated at end of period(5)........................................      674    2,492     3,644     9,271
Towers constructed(6)......................................................       84      503       445       n/a


                                                                -10-


                                                                 Year Ended December 31,
                                                                       Historical                   June 30, 1999
                                                                       ----------                   -------------
                                                              1995(1)    1996   1997    1998     Historical Pro Forma
                                                              -------    ----   ----    ----     ---------- ---------
                                                                                (in thousands)
Balance Sheet Data:
Cash and cash equivalents.................................    $  12   $2,373  $ 4,596  $ 186,175  $ 353,221  $ 360,147
Working capital (deficiency), excluding current portion of
long-term debt............................................      (40)     663   (2,208)    93,602    352,848    349,748
Property and equipment, net...............................    3,759   19,710  117,618    449,476    725,846    725,846
Unallocated purchase price................................      --        --      --          --         --  1,367,712
Total assets..............................................    3,863   37,118  255,357  1,502,343  2,518,576  3,912,127
Long-term debt, including current portion.................      --     4,535   90,176    281,129    284,121    972,057
Convertible notes, net of discount........................      --        --      --          --         --    600,000
Total stockholders' equity................................    3,769   29,728  153,208  1,091,746  2,161,933  2,207,433

--------------
(1)   We were organized on July 17, 1995.
(2)   Represents the minority interest in net (earnings) losses of our non wholly-owned subsidiaries.
(3)   Basic and diluted loss per common share before  extraordinary  losses has been  computed  using (a) in the case of  historical information,  for periods prior to June 4, 1998, the number of shares outstanding following the separation from American Radio
      Systems and (b) in the case of pro forma information,  the number of shares expected to be outstanding following the pro forma transactions.
(4)   For purposes of calculating  this ratio,  "earnings"  consist of loss before income taxes and  extraordinary  losses and fixed charges.  "Fixed  charges"  consist of interest  expense,  amortization  of debt discount and related  issuance  costs and the component of rental  expense  believed by management to be  representative  of the interest  factor on that expense.  We had a deficiency in earnings to fixed charges in each period as follows (in millions):  1995--$184;  1996--$434;  1997--$2,049; 1998
      (historical)--$42,441; and 1999 (six months ended June 30, historical)--$20,130.
(5)   Includes  information with respect to our company only and assumes consummation of all pending  transactions,  including those not included in the pro forma transactions. Does not include towers under construction. See Note (6) below.
(6)   Includes towers constructed in each period by us, including towers  constructed for and owned by third parties.  These numbers do not include towers constructed by companies we acquired during the applicable period.

                                  RISK FACTORS

     You should consider carefully the following factors and other information in this prospectus before deciding to invest in our securities.


If we cannot keep raising capital, our growth will be impeded

     Without additional capital, we would need to curtail our acquisition and construction programs. We expect to use borrowed funds for most of this capital. However, we must continue to satisfy financial ratios and to comply with financial and other covenants in order to do so. If our revenues and cash flow do not meet expectations, we may lose our ability to borrow money. These same factors, as well as market conditions beyond our control, could make it difficult or impossible for us to sell stock as an alternative to borrowing.

     As explained below, we do not have sufficient borrowing capacity under our credit facilities to finance all of our pending acquisitions. See "Our future commitments for pending transactions exceed our currently available funds" on page 14.


Meeting payments on our large debt could be a burden to us

     Our high debt level makes us vulnerable to downturns in our operations. This high debt level requires us to use most of our cash flow to make interest and principal payments. If we do not generate sufficient cash flow through our operations to make interest and principal payments, we may be forced to sell debt or equity securities or to sell some of our core assets. This could be harmful to our business and to our securityholders. Market conditions or our own financial situation may require us to make these sales on unattractive terms.


Demand for tower space may be beyond our control

     Many of the factors affecting the demand for tower space, and therefore our cash flow, are beyond our control. Those factors include:

      o     consumer demand for wireless services,

      o the financial condition of wireless service providers and their preference for owning or leasing antenna sites,

      o the growth rate of wireless communications or of a particular wireless segment,

      o the number of wireless service providers in a particular segment, nationally or locally,

      o     governmental licensing of broadcast rights,

      o     zoning, environmental and other government regulations, and

      o     technological changes.

     "Roaming" and "resale" arrangements could also adversely affect demand. These arrangements enable a wireless service provider to serve customers outside its license area through agreements with other providers. Wireless service providers might consider roaming and resale arrangements preferable to leasing antenna space from us.

New  tower   construction,   particularly   build-to-suit   projects,   involves
uncontrollable risks and increasing competition

     Our increasing focus on major build-to-suit projects for wireless service providers entails several unique risks. The first is the greater dependence on a single customer. Second, because of intense competition for these projects, we often grant the wireless service provider non-economic lease and control provisions more favorable than our general terms. Finally, although we have the benefit of an "anchor" tenant in build-to-suit projects, we may not be able to find a sufficient number of additional tenants. In fact, one reason wireless service providers may want build-to-suit arrangements is to share or escape the costs of an undesirable site. A site may be undesirable because it has high construction costs or may be considered a poor location by other providers.

     Our expanded construction activities also involve other substantial risks. These risks include:

      o     increasing our debt and the amount of payments on that debt,

      o uncontrollable risks that could delay or increase the cost of a project,

      o increasing competition for construction sites and experienced tower construction companies, resulting in significantly higher costs and failure to meet time schedules,

      o     failing  to  meet  time   schedules   could  result  in  our  paying
            significant  penalties  to  prospective  tenants,   particularly  in
            build-to-suit situations, and

      o possible lack of sufficient experienced personnel to manage an expanded construction program.

      We cannot control the main factors that can prevent, delay or increase the cost of construction. These factors include:

      o     zoning and local permitting requirements,

      o     environmental group opposition,

      o availability of skilled construction personnel and construction equipment,

      o     adverse weather conditions, and

      o     federal regulations.


Our acquisition strategy involves increasing acquisition costs, high debt levels and potential management and integration issues

     Increased competition, which we believe will continue, has resulted in substantially higher acquisition costs, particularly for towers being sold by wireless service providers. These prices, in turn, result in high debt and debt service requirements. Equally important, the increased size of our acquisitions from wireless service providers could create certain problems we have not faced in the past:

      o     dependence on a limited number of customers,

      o lease and control provisions more favorable to the wireless service provider than those we give our tenants generally,

      o     integration of major national networks into our operational systems,

      o demands on managerial personnel that could divert their attention from other aspects of our business, and

      o potential antitrust constraints, either in local markets or on a regional or national basis, that could impede future acquisitions or require selective divestitures at unfavorable prices.

     An additional risk is the acquisition of significant numbers of towers that may have limited marketing potential. See "American Tower--Recent Developments--Pending Transactions--AT&T transaction" under "Summary" on page 4.


Covenants in our credit facilities could impede our growth strategy and restrict our ability to pay interest on or redeem or repurchase the notes

     Our growth strategy may be impaired by restrictive covenants in our credit facilities. The most significant of these covenants impose limits on our aggregate borrowings and require us to meet certain financial ratios and comply with all of the financial and other covenants in order to borrow funds. Also, certain types of acquisitions and investments in other companies are limited in accordance with a formula based, in part, on proceeds of equity offerings and, in part, on cash flow. Events beyond our control may affect our ability to meet these requirements. If these covenants restrict our ability to borrow funds, our acquisition strategy and construction program will be harmed.

     Our credit facilities also restrict the ability of our subsidiaries to pay dividends or make other distributions to the parent company and prohibit those dividends and other distributions during periods of default. Since we are a holding company, with no independent operations, we are dependent on our subsidiaries for funds in order for us to make payments of interest and principal on the notes.

     In addition, our existing credit facilities prohibit us from redeeming or repurchasing any of the notes without bank consent until December 2006. This requires us to elect to repurchase the notes with Class A common stock on the repurchase dates and to obtain bank consent in order to repurchase notes upon any change in control.

     Our new credit facilities, if entered into, may contain different and more restrictive covenants than our existing credit facilities with respect to payments of interest on and principal of the notes and on the ability of our subsidiaries to pay dividends or make other distributions and our ability to make certain types of acquisitions and investments.


Our future commitments for pending transactions exceed our currently available funds

     We have the ability to borrow approximately $483.0 million under our existing credit facilities. We also had, as of October 15, 1999, available cash of $154.0 million. Our future commitments under pending transactions aggregate $1.7 billion. Accordingly, we must arrange for additional borrowings or other external funds in order to complete all or some of our pending transactions. There is no assurance that we will successfully negotiate new credit facilities or that we will obtain our desired new borrowing level. If we are unable to complete transactions that we are contractually bound to perform, we may have to pay liquidated or other damages to the other parties to the agreements. Pursuant to our agreement with AirTouch, we paid a deposit of $100.0 million, which we could forfeit if we were unable to close the transaction.

Interest on the notes may not be deductible

     If the notes were found to be "corporate acquisition indebtedness" or "disqualified debt instruments," we would not be entitled to deduct the interest on the notes for federal income tax purposes. See "Certain Federal Income Tax Consequences--Our Deductions for Interest and OID on the Notes" on page 48.

                                      -14

We are dependent on key personnel and would be adversely affected if they leave

     The loss of our Chief Executive Officer, Steven B. Dodge, and other executive officers has a greater likelihood of having a material adverse effect upon us than it would on most other companies of our size. Our growth strategy is highly dependent on the efforts of Mr. Dodge and our other executive officers. Our ability to raise capital is dependent in part on the reputation of Mr. Dodge. You should be aware that we have not entered into employment agreements with Mr. Dodge or most of our other executive officers. We may not be able to retain our executive officers, including those with employment agreements, or other key personnel or prevent them from competing with us if they leave.


New technologies could make our tower antenna leasing services less desirable to potential tenants

     Mobile satellite systems and other new technologies could compete with land-based wireless communications systems, thereby reducing the demand for tower lease space and other services we provide. The FCC has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse affect on our operations. For example, at least one company is offering systems with devices that can be attached to telephone and utility lines that could serve as an alternative to certain towers.

     The growth in delivery of video services by direct broadcast satellites and the development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, therefore, two customers, could also reduce the demand for our tower space by wireless service providers.


We have Year 2000 risks, including some that are unique to tower operation

     We, like all companies, face risks associated with the fact that many computers and computer software programs were not designed to recognize the change from 1999 to 2000 or are otherwise unable to process dates related to the turn of the millennium. These computers, and the systems they control, might malfunction or cease to work unless they are reprogrammed or replaced by the end of 1999.

     One known area of Year 2000 risk for us and for other operators of communications sites is tower lighting systems. Year 2000-related problems could prevent our monitoring system from detecting a failure of light systems on our tower structures, creating a situation where a failed light might not be automatically reported to air navigation. We and other tower owners are responsible for providing tower lighting that complies with FCC and FAA requirements. Our Year 2000 plans and risks are more fully discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000" in the June 1999 Quarterly Report.


We could be harmed if perceived health risks from radio emissions are substantiated

     If a connection between radio emissions and possible negative health effects, including cancer, were established, we would be materially and adversely affected. The results of several substantial studies by the scientific community in recent years have been inconclusive. We and the lessees of antenna sites on our towers are subject to government regulations relating to radio frequency emissions. We do not maintain any significant insurance with respect to these matters.

Pro forma financial information is based on estimates and assumptions and may not be indicative of actual future results

     Our actual future results could vary materially and adversely from those reflected in the pro forma financial information we have included in this prospectus. That information is based upon a number of assumptions we believe to be reasonable. However, our two most significant acquisitions, the AirTouch and AT&T transactions, do not involve the acquisition of businesses. The towers involved in those acquisitions were operated as part of the wireless service businesses of AirTouch and AT&T. Separate financial records were not maintained and financial statements were never prepared for the operation of those towers. We have, however, compiled certain revenue and expense data of those towers in the pro forma information. In the case of certain expenses, we have estimated amounts based on our own experience with comparable towers. Neither our auditors, AirTouch's auditors, AT&T's auditors nor the initial purchasers have expressed any opinion or provided any form of assurance with respect to AirTouch or AT&T's historical data presented in the unaudited pro forma financial information.


We could have liability under environmental laws

     Under various federal, state and local environmental laws, we, as an owner, lessee or operator of real estate, may be liable for the substantive costs of remediating soil and groundwater contaminated by hazardous wastes. Some of these laws may impose responsibility and liability on us even if we did not cause the contamination or even know about it. Almost all of the towers we own and operate, other than rooftop towers, are located on parcels of land, which could result in substantial environmental liability. Our liability often will continue even if we sell the property.


The notes will effectively rank junior to secured debt under our credit facilities

     Our payment of principal of and interest on the notes will effectively rank junior to all existing and future debt under our credit facilities. This is so because the debt under our credit facilities is issued or guaranteed by our subsidiaries and secured by their assets. The notes will also effectively rank junior to all other existing and future debt of our subsidiaries. The parent company has also guaranteed that debt and secured it with its assets, and the stock of its subsidiaries. As a result, in the event of our insolvency, liquidation or reorganization, or should any of that debt be accelerated because of a default, we must pay that debt in full before we can make any payment on the notes.


There may not be any trading market for the notes

     There is no existing trading market for the notes and one may never develop. Accordingly, you may not be able to sell your notes or sell them at an acceptable price. If a market were to develop, the notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the market price of the Class A common stock, our operating results and the market for similar securities. The initial purchasers of the notes have advised us that they currently intend to make a market in the notes of each series. They are not, however, obligated to do so. Any market making may be discontinued at any time without notice. Therefore, we cannot assure you as to the liquidity of any trading market for either series of the notes or that an active market for either series will develop. We do not intend to list the notes of either series on any securities exchange or to seek approval for quotation through any automated quotation system.


Control by our principal stockholders could deter mergers where you could get more than current market price for your stock

         Control by Mr. Dodge and others may have the effect of discouraging a merger or other takeover of our company in which holders of Class A common stock may be paid a premium for their shares over then-current market prices. Mr. Dodge, together with a limited number of our directors, may be able to control or block the vote on mergers and other matters submitted to the common stockholders. On October 1, 1999, our directors and executive officers, together with their affiliates, owned "beneficially" approximately 45% of the combined voting power of the common stock. On that date, Mr. Dodge, together with his affiliates, owned "beneficially" approximately 29% of the combined voting power.


Our common stock does not pay dividends

     We have never paid a dividend on our common stock and do not expect to pay cash dividends in the foreseeable future.


Our forward-looking statements could prove to be wrong and we might suffer a material adverse effect

     Our forward-looking statements are subject to risks and uncertainties. You should note that many factors, some of which are discussed in this section or elsewhere in this prospectus or in the documents we have incorporated by reference, could affect our company in the future and could cause our results to differ materially from those expressed in our forward-looking statements. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements regarding matters that are not historical facts. For example, when we use the words "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. Forward-looking statements include statements concerning:

      o     the outcome of our growth strategy,

      o     future results of operations,

      o     liquidity and capital expenditures,

      o     construction and acquisition activities,

      o debt levels and the ability to obtain financing and make payments on our debt,

      o     regulatory   developments   and   competitive   conditions   in  the
            communications site and wireless carrier industries,

      o projected growth of the wireless communications and wireless carrier industries, and

      o     general economic conditions.

     We are not required to release publicly the results of any revisions to these forward-looking statements we may make to reflect future events or circumstances.

                        MARKET PRICES AND DIVIDEND POLICY

Market Price Data

     On February 27, 1998, our Class A common stock commenced trading on a "when-issued" basis on the inter-dealer bulletin board of the over-the-counter market. Our Class A common stock commenced trading on the NYSE on June 5, 1998 (the day after we separated from American Radio Systems). The following table presents reported high and low sale prices of our Class A common stock in the over-the-counter market or on the Composite Tape of the NYSE.

                                   1998                                       High             Low
                                   ----                                       ----             ---
          Quarter Ended March 31 (commencing February 27, 1998).......... $   20.250         $15.500
          Quarter Ended June 30..........................................     26.125          18.750
          Quarter Ended September 30.....................................     28.625          14.375
          Quarter Ended December 31......................................     29.625          13.250


                                   1999
                                   ----
          Quarter Ended March 31.........................................     30.250          20.500
          Quarter Ended June 30..........................................     26.875          20.500
          Quarter Ended September 30.....................................     25.875          19.500
          Quarter Ended December 31 (through October 19).................     20.125         17.5625

   The outstanding shares of common stock and number of registered holders as of October 1, 1999 were as follows:


                                                                                            Class
                                                                                 ----------------------------
                                                                                  A            B           C
                                                                             -----------   ---------   ---------
Outstanding shares.......................................................    144,466,550   8,811,940   2,422,804
Registered holders.......................................................            539          64           1


Dividends

     We have never paid a dividend on any class of common stock. We anticipate that we will retain future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on shares of common stock in the foreseeable future. Our credit facilities restrict the payment of cash dividends by our subsidiaries. See "Description of Capital Stock--Dividend Restrictions" on page 41.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     We have included our unaudited pro forma condensed consolidated balance sheet as of June 30, 1999 and our unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1998 and for the six months ended June 30, 1999. To the extent required, these pro forma statements have been adjusted for:

      o the OmniAmerica merger, the TeleCom merger, the separation from American Radio Systems, the ATC merger, the Wauka transaction, the UNIsite merger, the AirTouch transaction and the AT&T transaction,

      o our public offerings of Class A common stock in July 1998 and February 1999 and our private placement in February 1999, and

      o     the notes placement in October 1999.

     The pro forma financial statements do not reflect all of our consummated or pending acquisitions. The adjustments assume that all pro forma transactions were consummated on January 1, 1998, in the case of the unaudited pro forma condensed consolidated statement of operations. The adjustments assume that the pending pro forma transactions were consummated as of June 30, 1999 in the case of the unaudited pro forma condensed consolidated balance sheet. You should read the pro forma financial statements in conjunction with the Historical Financial Statements. Although the AirTouch transaction and the AT&T transaction do not involve the acquisition of a business, we have provided pro forma information related to these transactions, as we believe such information is material to your investment decision.

     The pro forma financial statements may not reflect our financial condition or our results of operations had these events actually occurred on the date specified. They may also not reflect our financial condition or our results of operations of operating as a separate, independent company during the periods. Finally, they may not reflect our future financial condition or results of operations.

                           AMERICAN TOWER CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                  JUNE 30, 1999
                                 (in thousands)

                                                              Adjustments
                                                             for Pro Forma    Pro Forma,
                                                  Historical Transactions(a) as adjusted
                                                  ---------- --------------- -----------
                    ASSETS
Cash and cash equivalents.....................     $ 353,221      $  6,926    $ 360,147
Accounts receivable, net......................        38,454         2,384       40,838
Other current assets..........................        25,501           529       26,030
Notes receivable..............................        13,624                     13,624
Property and equipment, net...................       725,846                    725,846
Unallocated purchase price....................                   1,367,712    1,367,712
Intangible assets, net........................     1,213,374                  1,213,374
Deferred tax asset............................       116,079                    116,079
Deposits and other assets.....................        32,477        16,000       48,477
                                                  ----------    ----------   ----------
   Total......................................    $2,518,576    $1,393,551   $3,912,127
                                                  ==========    ==========   ==========
                LIABILITIES AND
             STOCKHOLDERS' EQUITY
Current liabilities, excluding current
   portion of long-term debt..................      $ 64,328      $ 12,939     $ 77,267
Deferred income taxes.........................                      45,656       45,656
Other long-term liabilities...................         2,545         1,520        4,065
Long-term debt, including current
   portion....................................       284,121       687,936      972,057
Convertible notes, net of discount............                     600,000      600,000
Minority interest.............................         5,649                      5,649
Stockholders' equity..........................     2,161,933        45,500    2,207,433
                                                  ----------    ----------   ----------
   Total.....................................     $2,518,576    $1,393,551   $3,912,127
                                                  ==========    ==========   ==========

                   See Notes to Unaudited Pro Forma Condensed
                 Consolidated Balance Sheet of American Tower.

        NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

     We have prepared the unaudited pro forma condensed consolidated balance sheet as of June 30, 1999 to give effect, as of such date, to the AirTouch transaction, the AT&T transaction, the UNIsite merger and the notes placement, the only pro forma transactions not completed by that date. See "American Tower--Recent Developments--Pending Transactions" under "Summary" on page 4 for a description of those pro forma transactions.

(a) The following table sets forth the pro forma balance sheet adjustments as of June 30, 1999 (in thousands).

                                                                                                                       Total
                                                                                                                    Adjustments
                                                                  AirTouch       AT&T      UNIsite      Notes      for Pro Forma
                                                                 Transaction  Transaction  Merger     Placement     Transactions
                                                                 -----------  -----------  ------     ---------     ------------
                            ASSETS
Cash and cash equivalents.....................................                              $  6,926                 $    6,926
Accounts receivable, net......................................                                 2,384                      2,384
Other current assets..........................................                                   529                        529
Unallocated purchase price(1).................................    $845,500       $265,000    257,212                  1,367,712
Deposits and other assets.....................................                                           $ 16,000        16,000
                                                                  --------       --------   --------     --------    ----------
   Total......................................................    $845,500       $265,000   $267,051     $ 16,000    $1,393,551
                                                                  ========       ========   ========     ========    ==========
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities, excluding current portion of long-term
   debt.......................................................                   $  5,000   $  7,939                 $   12,939
Deferred income taxes.........................................                                45,656                     45,656
Other long-term liabilities...................................                                 1,520                      1,520
Long-term debt, including current portion.....................    $800,000        260,000    211,936    $(584,000)      687,936
Convertible notes, net of discount............................                                            600,000       600,000
Stockholders' equity..........................................      45,500(2)                                            45,500
                                                                  --------       --------   --------     --------    ----------
   Total......................................................    $845,500       $265,000   $267,051     $ 16,000    $1,393,551
                                                                  ========       ========   ========     ========    ==========

     We will account for all of the pro forma transactions under the purchase method of accounting.

     The following table sets forth the purchase prices and related pro forma financing of the transactions described above (in millions).

                                                                                                    Fair Value of
                                                                        Purchase Price   Borrowings  Debt Assumed
AirTouch transaction..................................................       $ 845.5(1)      $ 800.0
AT&T transaction......................................................         260.0           260.0
UNIsite merger........................................................         165.0           160.2    $  51.7


(1) Upon completion of our evaluation of the purchase price allocations, we expect that the average life of the assets should approximate 15 years.
(2) We have agreed to issue warrants having a fair value of approximately $45.5 million to purchase an aggregate of 3,000,000 shares of Class A common stock at $22.00 per share.

                                            AMERICAN TOWER CORPORATION

                        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                           Year Ended December 31, 1998
                                       (in thousands, except per share data)

                                                              Adjustments
                                                             for Pro Forma    Pro Forma,
                                                 Historical  Transactions(a)  as adjusted
                                                 ----------  ---------------  -----------
Operating revenues............................    $ 103,544      $  169,548   $ 273,092
Operating expenses excluding depreciation
   and amortization, tower separation, and
   corporate general and administrative
   expenses...................................       61,751         110,873     172,624
Depreciation and amortization.................       52,064         160,795     212,859
Tower separation expenses.....................       12,772                      12,772
Corporate general and administrative
   expenses...................................        5,099           3,500       8,599
                                                  ---------      ----------   ---------
Loss from operations..........................      (28,142)       (105,620)   (133,762)
                                                  ---------      ----------   ---------
Other (income) expense:
   Interest expense...........................       23,229          91,592     114,821
   Interest income and other, net.............       (9,217)                     (9,217)
   Minority interest in net earnings of
   subsidiaries...............................          287                         287
                                                  ---------      ----------   ---------

Total other (income) expense..................       14,299          91,592     105,891
                                                  ---------      ----------   ---------
(Loss) income before income taxes and
   extraordinary losses.......................      (42,441)       (197,212)   (239,653)
(Benefit) provision for income taxes(b).......       (4,491)        (65,600)    (70,091)
                                                  ---------      ----------   ---------
(Loss) income before extraordinary losses.....    $ (37,950)     $ (131,612)  $(169,562)
                                                  =========      ==========   =========
Basic and diluted (loss) per common share
   before extraordinary losses................    $   (0.48)         N/A      $   (1.10)
                                                  =========      ==========   =========
Basic and diluted common shares
   outstanding(c).............................       79,786          74,872     154,658
                                                  =========      ==========   =========


                   See Notes to Unaudited Pro Forma Condensed
                     Consolidated Statement of Operations.

                          NOTES TO UNAUDITED PRO FORMA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

     The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998 gives effect to the pro forma transactions, as if each of them had occurred on January 1, 1998. See "American Tower--Recent Developments--Pending Transactions" under "Summary" on page 4 for a description of the pending pro forma transactions and Historical Financial Statements for a description of the other pro forma transactions.

     (a) To record the results of operations for the pro forma transactions. We have adjusted the results of operations to: (1) reverse historical interest expense; and (2) record an increase of net interest expense of $99.0 million for the year ended December 31, 1998 as a result of the increased debt after giving effect to the July 1998 and February 1999 equity financings and the notes placement.

     We have also adjusted the results of operations to reverse historical depreciation and amortization expense of $20.3 million for the year ended December 31, 1998 and record depreciation and amortization expense of $160.8 million for the year ended December 31, 1998 based on estimated allocations of purchase prices. With respect to unallocated purchase price, we have determined pro forma depreciation and amortization expense based on an expected average life of 15 years. Debt discount is being amortized using the effective interest method. Debt issuance costs are being amortized on a straight line basis over the term of the obligations. Amortization of debt discount and issuance costs are included within interest expense.

     We have not carried forward corporate general and administrative expenses of the prior owners into the pro forma condensed consolidated financial statements. These costs represent duplicative facilities and compensation to owners and/or executives we did not retain, including charges related to the accelerated vesting of stock options and bonuses that were directly attributable to the purchase transactions. Because we already maintain our own separate corporate headquarters, which provides services substantially similar to those represented by these costs, we do not expect them to recur following the acquisition. After giving effect to an estimated $3.5 million of incremental costs, we believe that we have existing management capacity sufficient to provide the services without incurring additional incremental costs.

     The following table sets forth the historical results of operations for the pro forma transactions for the year ended December 31, 1998 (in thousands).

                                Wauka        ATC    Separation     July     OmniAmerica    TeleCom    February
                             Transaction   Merger    From ARS    Offering      Merger       Merger    Offerings
                             -----------   ------   ----------   --------   -----------    -------    ---------
Operating revenues..........     $ 4,736    $11,337                             $ 82,313    $ 12,273
Operating expenses
   excluding depreciation
   and amortization, and
   corporate general and
   administrative expenses.        2,065      3,936                               73,461       2,701
Depreciation and
   amortization.............         986      3,125                                8,325       5,990
Corporate general and
   administrative expenses.        3,520                                                      13,932
                                 -------   --------                             --------    --------
(Loss) income from
   operations...............      (1,835)     4,276                                  527     (10,350)
Other (income) expense:
   Interest expense.........         997      3,333     $8,901    $(15,736)        2,638       2,873   $(19,184)
   Interest income..........                                                                    (660)
   Other, net...............           9      5,144                                 (458)        843
                                 -------   --------   --------    --------      --------    --------   --------

(Loss) income before
   income taxes.............     $(2,841)  $ (4,201)  $ (8,901)   $ 15,736      $ (1,653)   $(13,406)  $ 19,184
                                 =======   ========   ========    ========      ========    ========   ========

                                                                                        Total Adjustments
                               UNIsite     AirTouch      AT&T      Notes     Pro Forma    for Pro Forma
                                Merger   Transaction Transaction Placement  Adjustments    Transactions
                                ------   ----------- ----------- ---------  -----------    ------------
Operating revenues...........    $ 4,414   $51,566(d)  $ 2,909(e)                         $ 169,548
Operating expenses
   excluding depreciation
   and amortization, and
   corporate general and
   administrative expenses...      1,615    19,400(f)    7,695(f)                           110,873
Depreciation and
   amortization..............      1,870                                      $ 140,499     160,795
Corporate general and
   administrative expenses...     12,273                                        (26,225)      3,500
                                --------  --------   ---------                ---------   ---------
(Loss) income from
   operations................    (11,344)   32,166      (4,786)                (114,274)   (105,620)
Other (income) expense:
   Interest expense..........      6,320    64,000      20,800      $(7,403)     24,053      91,592
   Interest income...........     (2,331)                                         2,991
   Other, net................        (27)                                        (5,511)
                                --------  --------   ---------      -------   ---------   ---------
(Loss) income before
   income taxes..............   $(15,306) $(31,834)  $ (25,586)     $ 7,403   $(135,807)  $(197,212)
                                ========  ========   =========      =======   =========   =========

      (b) To record the tax effect of the pro forma adjustments and impact on our estimated effective tax rate. The actual effective tax rate may be different once we determine the final allocation of purchase price.

      (c) Includes shares of Class A common stock issued pursuant to: the Wauka transaction--1.4 million, the ATC Merger--28.8 million, the OmniAmerica merger--16.8 million, the TeleCom merger--3.9 million, July offering--27.9 million, and the February offerings--26.2 million.

      (d) Includes additional revenues to be recognized in connection with the AirTouch lease agreement. Approximately $3.5 million of existing third-party lease revenues has not been included.

      (e) Includes additional revenues to be recognized in connection with the AT&T and AT&T Wireless Services lease agreements. Approximately $8.8 million of existing third-party lease revenues has not been included.

      (f) The towers involved in each of these acquisitions were operated as part of the wireless service businesses of AirTouch and AT&T. Accordingly, separate financial records were not maintained and financial statements were never prepared for the operation of these towers. In addition to land leases that we will assume, we have estimated certain operating expenses we would expect to incur based on our own experience with comparable towers. Such estimates include expenses related to utilities, repairs and maintenance, insurance and real estate taxes. These operating expenses are based on management's best estimate and, as such, the actual expenses may be different than the estimate presented.

                                            AMERICAN TOWER CORPORATION

                        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                          Six Months Ended June 30, 1999
                                       (in thousands, except per share data)

                                                              Adjustments
                                                             for Pro Forma   Pro Forma,
                                                 Historical  Transactions(a) as adjusted
                                                 ----------  --------------- -----------
Operating revenues............................     $101,561         $44,921   $146,482
Operating expenses excluding depreciation
   and amortization and corporate, general
   and administrative expenses................       59,020          29,027     88,047
Depreciation and amortization.................       57,808          53,824    111,632
Corporate general and administrative
   expenses...................................        4,140           1,750      5,890
                                                  ---------       ---------  ---------
Loss from operations..........................      (19,407)        (39,680)   (59,087)
                                                  ---------       ---------  ---------
Other (income) expense:
   Interest expense...........................       11,539          48,020     59,559
   Interest income and other, net.............      (10,737)                   (10,737)
   Minority interest in net losses of
     subsidiaries.............................          (79)                       (79)
                                                  ---------       ---------  ---------
Total other (income) expense..................          723          48,020     48,743
                                                  ---------       ---------  ---------
(Loss) income before income taxes and
   extraordinary loss.........................      (20,130)        (87,700)  (107,830)
(Benefit) provision for income taxes(b).......         (747)        (30,788)   (31,535)
                                                  ---------       ---------  ---------
(Loss) income before extraordinary loss.......    $ (19,383)      $ (56,912) $ (76,295)
                                                  =========       =========  =========
Basic and diluted (loss) per common share
   before extraordinary loss..................      $ (0.14)         N/A       $ (0.49)
                                                  =========       =========  =========
Basic and diluted common shares
   outstanding(c).............................      143,503          12,016    155,519
                                                  =========       =========  =========







                   See Notes to Unaudited Pro Forma Condensed
                     Consolidated Statement of Operations.

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

     The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 1999 gives effect to the pro forma transactions not consummated as of January 1, 1999. See "American Tower--Recent Developments--Pending Transactions" under "Summary" on page 4 for a description of the pending pro forma transactions and the Historical Financial Statements for a description of the other pro forma transactions.

     (a) To record the results of operations for the pro forma transactions. We have adjusted the results of operations to: (1) reverse historical interest expense; and (2) record an increase in net interest expense of $51.7 million for the six months ended June 30, 1999 as a result of the increased debt after giving effect to the proceeds of the February 1999 equity financings and the notes placement.

     We have also adjusted the results of operations to reverse historical depreciation and amortization expense of $5.4 million for the six months ended June 30, 1999 and record depreciation and amortization expense of $53.8 million for the six months ended June 30, 1999 based on estimated allocations of purchase prices. With respect to unallocated purchase price, we have determined pro forma depreciation and amortization expense based on an expected average life of 15 years. Debt discount is being amortized using the effective interest method. Debt issuance costs are being amortized on a straight line basis over the term of the obligation. Amortization of debt discount and issuance costs are included within interest expense.

     We have not carried forward corporate general and administrative expenses of the prior owners into the pro forma condensed consolidated financial statements. These costs represent duplicative facilities and compensation to owners and/or executives we did not retain, including charges related to the accelerated vesting of stock options and bonuses that were directly attributable to the purchase transactions. Because we already maintain our own separate corporate headquarters, which provides services substantially similar to those represented by these costs, we do not expect them to recur following the acquisition. After giving effect to an estimated $1.8 million of incremental costs, we believe that we have existing management capacity sufficient to provide the services without incurring additional incremental costs.

     The following table sets forth the historical results of operations for the pro forma transactions for the six months ended June 30, 1999 (in thousands).

                                                                                                                        Total
                                                                                                                       Adjustments
                             OmniAmerica  TeleCom  February  UNIsite   AirTouch      AT&T       Notes     Pro Forma   for Pro Forma
                               Merger     Merger   Offerings  Merger Transaction Transaction  Placement  Adjustments  Transactions
                               ------     ------   ---------  ------ ----------- -----------  ---------  -----------  ------------
Operating revenues.........     $ 12,246  $ 2,029            $ 3,408   $25,783(d)  $ 1,455(e)                         $ 44,921
Operating expenses excluding
   depreciation and
   amortization, and
   corporate general and
   administrative expenses.       12,257      549              2,673     9,700(f)    3,848(f)                           29,027
Depreciation and
   amortization............        2,372    1,201              1,871                                         $48,380    53,824
Corporate general and
   administrative expenses.        2,882   10,173              5,148                                         (16,453)    1,750
                                -------- --------            -------   -------     -------                 ---------  --------
(Loss) income from
   operations..............       (5,265)  (9,894)            (6,284)   16,083      (2,393)                  (31,927)  (39,680)
Other (income) expense:
   Interest expense, net...          746      521    $(1,499)  3,558                            $ (3,671)     48,365    48,020
   Interest income.........          (14)                       (361)                                            375
   Other, net..............          816     (106)               381                                          (1,091)
                                -------- --------    ------- -------   -------     -------       -------   ---------  --------
(Loss) income before
   income taxes............     $ (6,813)$(10,309)   $ 1,499 $(9,862)  $16,083     $(2,393)      $ 3,671   $ (79,576) $(87,700)
                                ======== ========    ======= =======   =======     =======       =======   =========  ========


      (b) To record the tax effect of the pro forma adjustments and impact on our estimated effective tax rate. The actual effective tax rate may be different once we determine the final allocation of purchase price.

      (c) Includes shares of Class A common stock issued pursuant to: the OmniAmerica merger--16.8 million, the TeleCom merger--3.9 million, and the February offerings--26.2 million.

      (d) Includes additional revenues to be recognized in connection with the AirTouch lease agreement. Approximately $1.7 million of existing third-party lease revenues has not been included.

      (e) Includes additional revenues to be recognized in connection with the AT&T and AT&T Wireless Services lease agreements. Approximately $4.4 million of existing third-party lease revenues has not been included.

      (f) The towers involved in each of these acquisitions were operated as part of the wireless service businesses of AirTouch and AT&T. Accordingly, separate financial records were not maintained and financial statements were never prepared for the operation of these towers. In addition to land leases that we will assume, we have estimated certain operating expenses we would expect to incur based on our own experience with comparable towers. Such estimates include expenses related to utilities, repairs and maintenance, insurance and real estate taxes. These operating expenses are based on management's best estimate and, as such, the actual expenses may be different than the estimate presented.

                            DESCRIPTION OF THE NOTES

         The notes have been issued under two separate indentures, each dated as of October 4, 1999, between us and The Bank of New York, as trustee. The following statements are subject to the detailed provisions of the indentures and are qualified in their entirety by reference to the indentures, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. Wherever particular provisions of the indentures are referred to, those provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by that reference. Certain terms that are defined in the indentures are used in this section without definitions.


General

         The notes represent our unsecured general obligations convertible into Class A common stock as described under "Conversion." The principal amount of the 6.25% notes is $300,000,000. The principal amount of the 2.25% notes is $425,500,000, which is equivalent to total proceeds at the issue price of $300,062,600. Notes may be in fully registered form only in denominations of $1,000 or any multiple thereof. The notes mature on October 15, 2009, unless we redeem them or you convert them earlier.

         The indentures do not contain any restrictions on the payment of dividends, the incurrence of debt or the repurchase of our equity securities or any financial covenants.

         The two series of notes bear interest at the respective annual rates set forth on the cover page of this prospectus from their issue date. Interest is payable semiannually on April 15 and October 15 of each year, commencing on April 15, 2000, to holders of record at the close of business on the preceding March 31 and September 30. We may pay interest by mailing a check to holders.

         We will make payment of principal and any premium, and you may present the notes for conversion, registration of transfer and exchange, without service charge, at the office of our paying agent, initially the trustee, in New York, and at the corporate trust office of the trustee in New York.

         The 2.25% notes were issued at 70.52% or their principal amount at maturity. The federal income tax consequences of this discount are discussed under "Certain Federal Income Tax Consequences--Tax Consequences for U.S. Holders--Original Issue Discount on the 2.25% Notes" on page 44. Original issue discount means the difference between the issue price of the 2.25% notes and their principal amount at maturity. The calculation of the accrual of original issue discount in the period during which a 2.25% note remains outstanding will be on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The accrual will begin on October 4, 1999, the first date of issuance of 2.25% notes.


Conversion

         You will be entitled to convert your notes, in denominations of $1,000 principal amount at maturity or multiples thereof, at any time, into shares of Class A common stock. You determine the number of shares of Class A common stock issuable upon conversion by dividing the issue price of the notes surrendered for conversion by the conversion price. The conversion price is shown on the cover of this prospectus.

         Upon conversion, you will not be entitled to any payment or adjustment on account of accrued and unpaid interest on notes or accrued original issue discount on 2.25% notes. Our delivery to you of the fixed number of shares of Class A common stock into which the note is convertible, together with any cash payment in lieu of any fractional share of Class A common stock, will be deemed to satisfy all of our obligations to pay the principal amount and accrued interest on notes and accrued original issue discount on 2.25% notes. Thus, the accrued interest and accrued original issue discount are deemed to be paid in full rather than canceled, extinguished or forfeited.

         With respect to notes that have been acquired, all shares of Class A common stock distributed upon conversion will be freely transferable without restriction under the Securities Act, other than by our affiliates. Those shares will be eligible for receipt on global form through the facilities of the Depositary.

         If you surrender notes for conversion during the period after any interest record date and prior to the corresponding interest payment date, you must pay us the interest payable on those notes, unless they have been called for redemption on a redemption date on or prior to the interest payment date. You may not convert notes called for redemption after the close of business on the business day preceding the date fixed for redemption, unless we default in payment of the redemption price. We will not issue fractional shares of Class A common stock on a conversion. Rather, we will pay the converting holder an amount of cash equal to the fair market value of the fractional interest, unless payment in cash is prohibited by our indebtedness. In that case we will issue fractional shares.

         The initial conversion price per share of Class A common stock is subject to adjustment in certain events, including upon the occurrence of an adjustment event. We use the term "adjustment event" to mean the following:

         o the issuance of Class A common stock as a dividend or distribution on Class A common stock,

         o  certain subdivisions and combinations of the Class A common stock,

         o the issuance to all holders of Class A common stock of certain rights or warrants to purchase Class A common stock, and

         o the distribution to all holders of Class A common stock of shares of our capital stock, evidences of our indebtedness or other assets, including securities. Excluded from the foregoing are shares of Class A common stock and rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with our liquidation or paid in cash.

To the extent permitted by law, we may reduce the conversion price by any amount for any period of at least 20 days if our board of directors determines that such reduction would be in our best interests. We may also reduce the conversion price as our board of directors deems advisable to avoid or diminish any income tax to holders of Class A common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Consequences--Tax Consequences for U.S. Holders--Potential Distributions Resulting from Adjustment of Conversion Price" on page 46.

         If a reorganization event occurs, pursuant to which any holders of Class A common stock shall be entitled to receive other securities, cash or other property, then we shall make appropriate provision so that you will have the right to convert notes only into the kind and amount of the securities, cash or other property you would have received had you converted your notes immediately prior to the reorganization event. We use the term "reorganization event" to mean the following:

         o any recapitalization or reclassification of shares of Class A common stock, other than changes involving par value, or as a result of a subdivision or combination of the Class A common stock,

         o any consolidation or merger involving our company, other than one that does not result in a reclassification, conversion, exchange or cancellation of Class A common stock,

         o  any sale or transfer of all or substantially all of our assets, or

         o any compulsory share exchange pursuant to which any holders of Class A common stock shall be entitled to receive other securities, cash or other property.

     Any company that succeeds to us or acquires our assets will be required to provide in its governing documents the foregoing right and also to provide for other rights essentially equivalent to those described under this "Conversion" heading.


Payment of Excess Cash Dividends

     If we declare and pay excess cash dividends on the Class A common stock, then we will pay to you an amount equal to the excess, based on the number of shares of Class A common stock that you would have received had you converted all of your notes, unless you convert and receive those dividends as a holder of Class A common stock. We use the term "excess cash dividends" to mean cash dividends in an annualized amount per share that exceeds the greater of (a) the annualized amount per share of the immediately preceding cash dividend on the Class A common stock, appropriately adjusted for anti-dilution type events, and
(b) 15% of the last sale price of the Class A common stock as of the trading day immediately preceding the date of declaration of that dividend. Our credit facilities currently restrict us from paying cash dividends or making excess cash dividend payments on the notes.


Change in Control

     If we experience a change in control, then you will have the right to require us to repurchase for cash all or a portion of your notes. The repurchase price of the 6.25% notes is equal to the principal amount of the notes, plus accrued and unpaid interest, through the day prior to repurchase. The cash repurchase price of the 2.25% notes is their accreted value, plus accrued and unpaid interest, through the day prior to repurchase. The repurchase day is 45 days after notice to you. By accreted value we mean the issue price of the 2.25% notes plus accrued original issue discount. This right to require us to repurchase the notes will exist upon the occurrence of any change in control whether or not the relevant transaction has been approved by our management. It may not be waived by our management. Your exercise of this right will be irrevocable. We currently must obtain bank approval under our credit facilities, which approval may not be forthcoming, in order to make any change in control payments before December 2006.

     Your right to require us to repurchase the notes upon a change in control will not apply if either:

     o the last sale price of the Class A common stock for five of the ten trading days before the date of the change in control equals or exceeds 105% of the applicable conversion price; or

     o the consideration paid for the Class A common stock in a transaction constituting the change in control consists of cash, securities that are traded on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System or the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration is a least 105% of the conversion price in effect immediately before the closing of that transaction.

     The existence of the right to require us to repurchase the notes upon a change in control may deter certain mergers, tender offers or other takeover attempts and may thereby adversely affect the market price of the Class A common stock.

     By a "change in control" we mean:

     o any person or group, other than a permitted owner, acquires direct or indirect beneficial ownership of shares of our capital stock sufficient to entitle such person to exercise more than 50% of the total voting power of all classes of our capital stock entitled to vote generally in elections of directors; an acquisition could occur by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, or

     o we sell, lease, exchange or otherwise transfer, in one transaction or a series of related transactions, all or substantially all of our assets to any person or group, other than to a permitted owner.

However, a transaction of a type described above that results in the Class A common stock no longer being listed on a stock exchange or traded on the Nasdaq National Market would also be treated as a change in control even if a permitted owner were involved.

     We use a "permitted owner" to mean one or more of our principal stockholders or any person employed by us in a management capacity as of the original offering of the notes, or any group of which any of them is a member. We use the terms "person" and "group" as those terms are used in Section 13(d)(3) or 14(d)(2) of the Exchange Act. Our "principal stockholders" are Steven B. Dodge, Thomas H. Stoner, Hicks, Muse, Tate & Furst Incorporated, Cox Telecom Towers, Inc. and Clear Channel Communications, Inc. and includes their affiliates.


Optional Redemption

     6.25% notes. We may not redeem 6.25% notes on or prior to October 22, 2002. After October 22, 2002, at our option, we may redeem 6.25% notes, in whole or in part, at the following redemption prices, expressed as a percentage of the principal amount. We are also required to pay any accrued and unpaid interest upon redemption.

         Twelve Months (or shorter period) Commencing         Redemption Price
         --------------------------------------------         ----------------
         October 15, 2002...................................  103.125%
         October 15, 2003...................................  102.083
         October 15, 2004...................................  101.042
         October 15, 2005 and thereafter....................  100.000

     2.25% notes. We may not redeem 2.25% notes on or prior to October 22, 2003. After October 22, 2003, at our option, we may redeem 2.25% notes, in whole or in part, at the applicable redemption price. The table below shows redemption prices of notes per $1,000 principal amount at maturity at October 22, 2003, at October 15, 2004, at each following October 15 prior to maturity, and at maturity on October 15, 2009. The prices reflect the accrued original issue discount calculated through each date. The redemption price of a 2.25% note redeemed between these dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table to the actual redemption date.

                                                                                     (2)               (3)
                                                                (1)            Original Issue   Redemption Price
Redemption Date                                           Note Issue Price        Discount           (1)+(2)
---------------                                           ----------------        --------           -------
October 22, 2003..................................            $705.20              $97.73             $802.93
October 15, 2004..................................             705.20              125.28              830.48
October 15, 2005..................................             705.20              155.14              860.34
October 15, 2006..................................             705.20              186.90              892.10
October 15, 2007..................................             705.20              220.68              925.88
October 15, 2008..................................             705.20              256.60              961.80
October 15, 2009 (maturity).......................             705.20              294.80            1,000.00

     General. We must give holders at least 20 and not more than 60 calendar days' notice of the redemption date.


Repurchase of Notes at the Option of the Holder

     6.25% notes. On October 22, 2006, we will be required to repurchase, at your option, any outstanding 6.25% note if certain conditions are met. If you desire us to repurchase your 6.25% notes, you must give, and not withdraw, a written repurchase notice to the trustee at any time from the opening of business on the date that is 20 business days prior to October 22, 2006 until the close of business on October 22, 2006. The repurchase price of a

6.25% note will be equal to its principal amount together with accrued and unpaid interest through the repurchase date.

     2.25% notes. On October 22, 2003, we will be required to repurchase, at your option, any outstanding 2.25% note if certain conditions are met. If you desire us to repurchase your 2.25% notes, you must give, and not withdraw, a written repurchase notice to the trustee at any time from the opening of business on the date that is 20 business days prior to October 22, 2003 until the close of business on October 22, 2003. The repurchase price of a 2.25% note will be equal to $802.93, which is its accreted value on October 22, 2003, in other words, its issue price plus accrued original issue discount, together with accrued and unpaid interest through the repurchase date.

     General. We may, at our option, elect to pay the repurchase price in cash or shares of Class A common stock, or any combination thereof.

     We will be required to give notice on a date not less than 20 business days prior to the relevant repurchase date to you stating, among other things:

     o what portion of the notes we will repurchase for cash and what portion for Class A common stock,

     o if we elect to use Class A common stock, how we calculate its value, and

     o the procedures that you must follow to require us to purchase notes from you.

     If you elect to require us to purchase notes, the repurchase notice given by you shall state:

     o    the notes to be delivered by you for purchase by us,

     o the portion of the principal amount at maturity of notes to be purchased; this portion must be $1,000 principal amount at maturity or an integral multiple of $1,000,

     o that the notes are to be purchased by us pursuant to the applicable provisions of the notes, and

     o in the event we elect to pay any portion of the repurchase price in Class A common stock but the repurchase price is ultimately to be paid entirely in cash because the conditions to payment of any portion of the repurchase price in Class A common stock are not satisfied, whether you elect: (1) to withdraw your repurchase notice as to some or all of the notes, stating the principal amount at maturity and certificate numbers of the notes as to which such withdrawal relates, or (2) to receive cash in respect of all or the applicable portion of the repurchase price.

     If you fail to indicate in the repurchase notice and in any written notice of withdrawal your choice with respect to your election, you shall be deemed to have elected to receive cash in respect of the entire repurchase price.

     You may withdraw any repurchase notice by a written notice of withdrawal delivered to the applicable trustee prior to 10:00 a.m. on the repurchase date. The notice of withdrawal must state the principal amount at maturity, and the certificate numbers of the notes as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the repurchase notice.

     If we elect to pay any portion of the repurchase price in shares of Class A common stock, we will determine the number of shares of Class A common stock to be delivered by dividing that portion by the Market Price of a share of Class A common stock. Our credit facilities require us to make the entire payment in Class A common stock.

     By "Market Price" we mean, in effect, the average of the Sale Prices of the Class A common stock for the five Trading Day period ending on the third business day prior to the applicable repurchase date, appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion price with respect to the Class A common stock.

     By "Sale Price" of the Class A common stock on any date we mean (a) the closing per share sale price on that date as reported in composite transactions for the principal United States securities exchange on which the Class A common stock is traded, (b) if the Class A common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or (c) if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices will govern.

     Because the Market Price of the Class A common stock is determined prior to the applicable repurchase date, you will bear the market risk with respect to the value of the Class A common stock to be received from the date we determine the Market Price to the repurchase date.

     Our right to repurchase notes with Class A common stock is subject to our satisfying various conditions, including:

     o the registration of the Class A common stock under the Securities Act and the Exchange Act, if required; and

     o    any necessary  qualification  or registration  under  applicable state
          securities  law  or  the   availability  of  an  exemption  from  that
          qualification and registration.

     When we determine the actual number of shares of Class A common stock in accordance with the foregoing provisions, we will publish that information in a daily newspaper of national circulation.

     If the foregoing conditions are not satisfied with respect to a holder or holders prior to the close of business on the repurchase date, we will pay you the repurchase price of your tendered notes entirely in cash. We may not change the form of consideration to be paid once we have given you the applicable notice, except as described in the prior sentence.

     We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by us to purchase notes at your option.

     No notes may be purchased for cash at your option if an event of default continues with respect to the notes described under "Events of Default and Remedies" immediately below, other than a default in the payment of the repurchase price with respect to the notes.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements to the applicable trustee at any time after delivery of such repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date or the delivery of the note. If the relevant trustee holds, in accordance with the terms of its indenture, money or securities sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, immediately after the repurchase date, the note will cease to be outstanding and interest and, in the case of 2.25% notes, original issue discount will cease to accrue, whether or not you deliver the note to the trustee. In that event, all of your other rights shall terminate, other than the right to receive the repurchase price upon delivery of your note.

     Our ability to redeem notes and to repurchase notes upon a change in control or at your option, as described in the three preceding sections, is restricted under the terms of our credit facilities and is effectively prohibited during the existence of a default under them. See Notes to Consolidated Financial Statements of American Tower in the 1998 Annual Report.

Events of Default and Remedies

     An event of default is defined in each indenture as being any of the following:

     o our default in payment of the principal amount at maturity, issue price plus accrued original issue discount (2.25% notes only), repurchase price, optional redemption price or any change in control repurchase price when due, upon maturity, acceleration, redemption or otherwise, on any of the notes,

     o our default for 30 days in payment of any installment of interest on the notes,

     o our default for 60 days after notice in the observance or performance of any other covenants in the applicable indenture, and

     o    certain events involving our bankruptcy, insolvency or reorganization.

     Each indenture provides that if any event of default exists, the applicable trustee or the holders of not less than 25% in principal amount of the notes of a relevant series then outstanding may declare the relevant amount of all notes of that series to be due and payable immediately. The relevant amount for the 6.25% notes is their principal amount. The relevant amount for the 2.25% notes is the sum of their issue price plus accrued original issue discount from their date of issue to the date of acceleration. However, if we cure all defaults, except the nonpayment of principal and interest with respect to any notes of that series that become due by acceleration, and certain other conditions are met, the holders of a majority in principal amount of notes of that series then outstanding may rescind that acceleration. Holders may similarly waive past defaults.

     The holders of a majority in principal amount of the notes of the relevant series then outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the relevant indenture.

     Each indenture provides that the trustee shall give notice to the holders of notes of any default, except in payment of principal or interest with respect to the notes, if the trustee, in good faith, considers it in the interest of the holders of the notes of that series to do so.


Modification of the Indentures

     Each indenture contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the notes of the relevant series at the time outstanding, to modify the indenture for that series and the rights of the holders of the notes of that series. However, without the consent of the holder of each note so affected, we cannot make any modification that will:

     o    extend the final maturity of any notes,

     o    reduce the rate or extend the time for payment of interest,

     o    reduce the principal amount or any premium,

     o change the accrual rate or time of payment of original issue discount on the 2.25% notes,

     o change the provisions for redemption at the option of the holders in a manner adverse to the holders,

     o impair or affect the right of a holder to institute suit for the payment of principal, interest or any premium,

     o    change the currency in which the notes are payable,

     o    impair the right to convert the notes into Class A common stock, or

     o reduce the percentage of notes of that series, the consent of the holders of which is required for any modification.


Global Notes, Book-Entry Form

     The notes will be represented by global notes, except as set forth below under "--Certificated Notes." The global notes will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as DTC's nominee. Beneficial interests in the global notes will be exchangeable for definitive certificated notes only in accordance with the terms of the relevant indenture.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc. and the NASD. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of interests in global notes under DTC's system must be made by or through direct participants, which will receive a credit for the interest in the global notes on DTC's records. The ownership interest of each actual purchaser of each interest in the global notes (we call it the "beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in global notes, except in the event that use of the book-entry system for one or more global notes is discontinued.

     To facilitate subsequent transfers, all global notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of global notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes. DTC's records reflect only the identity of the direct participants to whose accounts such global notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

     Redemption notices will be sent to Cede & Co. If less than all of the global notes are being redeemed, and unless otherwise notified by either us or the relevant trustee, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the global notes are credited on the record date. This is identified in a listing attached to the omnibus proxy.

     Payment of interest on and the redemption price of the global notes will be made to DTC. DTC's practice is to credit direct participants' accounts on the payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participant and not of DTC, any agents or us. The foregoing is subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of interest on and the redemption price of the global notes to DTC is our responsibility. Disbursement of payments to direct participants will be the responsibility of DTC. Disbursement of payments to the beneficial owners will be the responsibility of direct and indirect participants.

     A beneficial owner must give notice to elect to have its interest in the global notes purchased or tendered, through its participant, to the paying agent, and must effect delivery of this interest by causing the direct participant to transfer the participant's interest in the global notes, on DTC's records, to the paying agent. The requirement for physical delivery of global notes in connection with a demand for purchase of a mandatory purchase will be deemed satisfied when the ownership rights in the global notes are transferred by direct participants on DTC's records.

     DTC may discontinue providing its services as securities depositary with respect to the global notes at any time by giving reasonable notice to us or to our agents. Under these circumstances, or if DTC is at any time unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes.

     DTC's management is aware that some computer applications, systems and the like for processing data, which we refer to collectively as systems, that are dependent upon calendar dates may encounter Year 2000 problems. DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, relating to the timely payment of distributions to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services. This includes telecommunication and electrical utility service providers. DTC has informed the financial community that it is in contact with and will continue to contact third-party vendors from whom DTC acquires services to:

     o impress upon them the importance of such services being Year 2000 compliant, and

     o determine the extent of their efforts for Year 2000 remediation and, as appropriate, testing of their services.

In addition, DTC is in the process of developing contingency plans as it deems appropriate.

     According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy.

     Neither we, either trustee, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in a global security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.


Certificated Notes

     The notes represented by the global securities are exchangeable for certificated notes in definitive form of the same series and of like tenor if:

     o DTC notifies us that it is unwilling or unable to continue as depositary for the global securities and a successor is not appointed within 90 days or if at any time DTC ceases to be a clearing agency registered under the Exchange Act,

     o    an event of default has occurred and is continuing, or

     o we, in our discretion and at any time, determine not to have all of the notes represented by the global securities.

     Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated notes issuable in authorized denominations and registered in those names as DTC shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate denominations to be registered in the name of DTC or its nominee.


Concerning the Trustee

     The Bank of New York is a lender under our credit facilities and may provide other commercial banking services to us in the future.

                          DESCRIPTION OF CAPITAL STOCK

     The description below summarizes the more important terms of our capital stock. Because this section is a summary, it does not describe every aspect of the capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our restated certificate of incorporation, as amended. We refer to it as the "restated certificate." A copy of the restated certificate has been filed as an exhibit to the registration statement of which this prospectus is a part. Wherever particular defined terms or provisions of the restated certificate are referred to, those terms and provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by that reference.


General

     Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share. The number of outstanding shares of common stock as of October 1, 1999 is shown on page 18.


Preferred Stock

     General.   Our  board  of  directors  will   determine  the   designations,
preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock, including:

     o the distinctive designation of each series and the number of shares that will constitute the series,

     o    the voting rights, if any, of shares of the series,

     o the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

     o the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable,

     o the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

     o any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

     o the price or rates of conversion at which, and the terms and conditions on which the shares of the series may be converted into other securities, if the shares are convertible, and

     o whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

     The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal.

Common Stock

     Dividends. Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for the purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. In that case, the shares may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock or debt that may be outstanding from time to time. See "--Dividend Restrictions" on the following page.

     Voting Rights. Holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. The foregoing is subject to the requirements of Delaware corporate law, special provisions governing election of directors and the rights of holders of any series of preferred stock that may be outstanding from time to time. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two independent directors. The Class C common stock is nonvoting except as otherwise required by Delaware corporate law.

     Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, a change in the designations, preferences and limitations of the shares of that class or series. The restated certificate, however, requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the restated certificate, including those relating to the provisions of the various classes of common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

     The restated certificate:

     o limits the aggregate voting power of Steven B. Dodge and his controlled entities to 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented by the shares of Class B common stock acquired by Thomas H. Stoner, a director, and purchasers affiliated with him in the January 1998 private offering and owned by them or any of their controlled entities or family members at the applicable time,

     o prohibits future issuances of Class B common stock, except upon exercise of then outstanding options and pursuant to stock dividends or stock splits,

     o    limits transfers of Class B common stock to permitted transferees,

     o provides for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities fall below either (a) 50% of Mr. Dodge's initial aggregate voting power on June 8, 1998; which was approximately 42.6%; or (b) 20% of the aggregate voting power of all shares of common stock at the time outstanding, and

     o requires the holders of a majority of Class A common stock to approve amendments adversely affecting the Class A common stock.

     On October 1, 1999, our directors and executive officers, together with their affiliates, owned beneficially approximately 45% of the combined voting power of our common stock. On that date, Mr. Dodge, together with his affiliates, owned beneficially approximately 29% of the combined voting power.

     Conversion Provisions. Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of a conversion event or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (a) to permitted transferees, or (b) pursuant to pledges but not to the pledgee upon foreclosure. Permitted transferees includes certain family members and other holders of Class B common stock.

     Liquidation Rights. Upon our liquidation, dissolution or winding up the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them.

     Other Provisions. The holders of common stock are not entitled to preemptive or subscription rights. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

     In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock, except if shares of common stock or common stock of any other company are distributed, the shares may differ as to voting rights to the same extent that voting rights then differ among the different classes of common stock.

     No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.


Dividend Restrictions

     Our borrower subsidiaries are prohibited under the terms of their credit facilities from paying cash dividends or making other distributions on, or making redemptions, purchases or other acquisitions of, their capital stock or other equity interests, including preferred stock, except that, beginning on April 15, 2002, if no default exists or would be created thereby under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions to the extent that restricted payments, as defined in the credit facilities, do not exceed (a) 50% of excess cash flow, as defined in the credit facilities, for the preceding calendar year or (b) 50% of the net proceeds of any debt or equity offering after June 16, 1998.


Delaware Business Combination Provisions

     Under Delaware corporate law, certain "business combinations," including the issuance of equity securities, between a Delaware corporation and any "interested stockholder" must be approved by the holders of at least 66 2/3% of the voting stock not owned by the interested stockholder if it occurs within three years of the date the person became an interested stockholder. The voting requirement does not apply, however, if, before the acquisition, the corporation's board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. "Interested stockholder" means any person who owns, directly or indirectly, 15% or more of the voting power of the corporation's shares of capital stock. The provision does not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.


Listing of Class A Common Stock

     Our Class A common stock is traded on the NYSE under the symbol "AMT."

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60606 (telephone number
(312) 461-4600).


                             SELLING SECURITYHOLDERS

         The notes were originally issued by us and sold by the initial purchasers in private transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The selling securityholders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock issuable upon conversion of the notes.

         Prior to any use of this prospectus in connection with a resale of the notes and/or the Class A common stock issuable upon conversion of the notes, this prospectus will be supplemented to set forth the name and number of shares beneficially owned by the selling securityholder intending to sell notes and/or Class A common stock and the principal amount of notes and/or number of shares of Class A common stock to be offered. The prospectus supplement will also disclose whether any selling securityholder selling in connection with the prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus supplement.


                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary of certain federal income tax consequences is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, and rulings and decisions now in effect, all of which are subject to change or differing interpretations. We have not sought a ruling from the Internal Revenue Service with respect to any matter described in this summary. We can provide no assurance that the IRS or a court will agree with the statements made in this summary. This summary applies to you only if you hold the notes and Class A common stock as a capital asset. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. The summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws.
Special rules apply, for example, if you are:

     o a bank, life insurance company, regulated investment company, or other financial institution,

     o    a broker or dealer in securities or foreign currency,

     o    a person that has a functional currency other than the U.S. dollar,

     o a person who acquires the notes or Class A common stock in connection with your employment or other performance of services,

     o    a person subject to alternative minimum tax,

     o a person who owns the notes or Class A common stock as part of a straddle, hedging transaction, conversion transaction, or constructive sale transaction,

     o    a tax-exempt entity, or

     o    an expatriate.

In addition, the following summary does not address all possible tax consequences. In particular, it does not discuss any estate, gift, state, local, or foreign tax consequences. For all these reasons, we urge you to consult with your tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of the notes and Class A common stock.

     As explained below, the federal income tax consequences of acquiring, owning and disposing of the notes and Class A common stock depend on whether or not you are a "U.S. holder." For purposes of this summary, you are a U.S. holder if you are a beneficial owner of the notes or Class A common stock and for federal income tax purposes are:

     o a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws,

     o a corporation, partnership or other entity treated as a corporation or partnership for federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations,

     o an estate the income of which is subject to federal income taxation regardless of its source, or

     o a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations, and if your status as a U.S. holder is not overridden under the provisions of an applicable tax treaty. Conversely, you are a "non-U.S. holder" if you are a beneficial owner of the notes or Class A common stock and are not a U.S. holder.


In General

     The notes will be treated as indebtedness for federal income tax purposes. This summary discussion assumes that the IRS will respect this classification.

         Payments you might receive on the notes that are for excess cash dividends paid on Class A common stock should be treated as potential contingent interest payments and not as distributions on stock potentially taxable as ordinary dividend income. Further, this summary discussion reflects our expectation that only a remote possibility exists that (a) you will receive payments for excess cash dividends on Class A common stock or (b) you will receive additional interest because of a registration default.


Tax Consequences for U.S. Holders


Interest and Excess Cash Dividend Payments on the Notes

     The 6.25% notes and the 2.25% notes are required to pay interest at a stated fixed rate. You must generally include this stated interest in your gross income as ordinary interest income:

     o when you receive it, if you use the cash method of accounting for federal income tax purposes, or

     o when it accrues, if you use the accrual method of accounting for federal income tax purposes.

Purchase price for a note that is allocable to prior accrued stated interest may be treated as offsetting a portion of the interest income from the next scheduled stated interest payment on the note.

         If you receive a payment equivalent to an excess cash dividend paid on our Class A common stock or a payment of additional interest for a registration default, and if the chances of another payment like that occurring in the future remain remote, then you should report the payment as ordinary interest income in the manner discussed above, and the tax consequences of the notes should otherwise remain unchanged. In contrast, if one or more of these types of payments cease to remain remote in the future, then the notes would be treated as having been retired and reissued with original issue discount, and the tax consequences of holding the notes would then be governed by special original issue discount rules for contingent payment debt instruments. We urge you to consult your tax advisor on the consequences to you if these events, which we believe are remote, should occur.


Original Issue Discount on the 2.25% notes

     In addition to the stated interest which you must include in income, the 2.25% notes will be treated as having original issue discount ("OID"), which will generally be taxable to you as interest income. The amount of OID on a 2.25% note is the excess of its stated redemption price at maturity over its issue price. A 2.25% note's stated redemption price at maturity is the sum of all payments expected to be received under the terms of the 2.25% note from the time of issue until maturity, except for the stated interest which is unconditionally payable semiannually. Its issue price is 70.52% of the principal amount at maturity.

     You will be required under section 1272 of the Code to include in gross income, irrespective of your method of accounting, a portion of the OID for each year during which you hold a 2.25% note, even though the cash to which the income is attributable may not be received until maturity or redemption of the 2.25% note. The timing of the accrual of OID is based on the 2.25% note's yield to maturity, which is its economic, not its stated, interest rate. The economic interest rate is equal to the present value discount rate at which all expected payments on the 2.25% note would have an aggregate present value equal to its issue price. The yield to maturity of the 2.25% notes is 6.25%, calculated on a semi-annual basis from October 4, 1999. The amount of any OID included in income for a taxable year would be calculated by accruing and compounding interest at the economic interest rate at semiannual intervals corresponding to the payments of stated interest on the 2.25% notes. This is known as the "constant yield method" of accruing interest. The excess of the determined constant yield over the stated interest is the amount of OID included in income for that semiannual period. The semiannual amounts of OID are then allocated evenly to each day in the semiannual period, and the sum of the OID allocable to the days in your tax year constitutes the OID includible in your gross income for the year. You should consult your tax advisor about the possibility of using different accrual periods and other assumptions for purposes of computing OID accruals into your income.

     The amount of OID you include in income without actual receipt of cash increases your basis in your 2.25% notes for federal income tax purposes. Conversely, your basis is reduced by the actual receipt of OID payments and principal payments. Similarly, the issue price of the 2.25% notes is adjusted upward by OID accrued but not received and is decreased by the receipt of payments of OID and principal. This "adjusted issue price" of a 2.25% note is especially relevant if you purchase a 2.25% note after its original issue.


Acquisition Premium on the 2.25% notes

     If you purchase a 2.25% note at a price in excess of its then adjusted issue price but below its stated redemption price at maturity, then you will have paid an acquisition premium equal to this excess. If this happens, then each of your subsequent accruals of OID into gross income is to be reduced by a percentage equal to the amount of acquisition premium divided by the remaining amount of OID to be accrued at the time you purchased the 2.25% note. If instead you purchase a 2.25% note at a price in excess of its stated redemption price at maturity, then you need not include any OID accruals into income and the elective amortization of bond premium described below would apply.

Amortizable Bond Premium on the Notes

     If you purchase a 6.25% note for an amount which, when reduced by the value of the conversion feature, is greater than its principal amount, or if you purchase a 2.25% note for an amount which, when reduced by the value of the conversion feature, is greater than its stated redemption price at maturity, then you will be treated as having purchased that note with "bond premium" equal to the excess. You generally may elect to amortize this bond premium over the remaining term of the note on a constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the note for that year. If you do not make the election, your bond premium on a note will decrease the gain or increase the loss that you otherwise recognize on the note's disposition. Any election to amortize bond premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that you hold at the beginning of the first taxable year to which the election applies and that you thereafter acquire. You may not revoke an election to amortize bond premium without the consent of the IRS. We urge you to consult with your tax advisor regarding this election.


Market Discount on the Notes

     If you purchase a 6.25% note for an amount less than its principal amount, or if you purchase a 2.25% note for less than its then adjusted issue price, then you will be treated as having purchased that note at a "market discount" equal to the difference, unless the amount of the market discount is less than the de minimis amount specified under the Code. Under the market discount rules, you will be required to treat any gain on the sale, exchange, redemption, retirement, or other taxable disposition of a note, or any appreciation in a note in the case of a nontaxable disposition such as a gift, as ordinary income to the extent of the market discount that has not previously been included in your income and that is treated as having accrued on the note through the date of disposition. In addition, you may be required to defer, until the maturity of the note or earlier taxable disposition, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the note.

     Any market discount will be considered to accrue evenly during the period from the date of your acquisition to the maturity date of the note, unless you elect to accrue the market discount on a constant yield method. You may also elect to include market discount in income currently as it accrues, on either an even or constant yield method. If you do so, your basis in the note will increase by the amounts you so include in your income. If you make this election, the rules described above regarding ordinary income on dispositions and deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. We urge you to consult with your tax advisor regarding these market discount elections.


Redemption or Sale of the Notes

     Generally, a redemption or sale of your notes will result in your recognizing taxable gain or loss equal to the difference between the amount of cash or property you receive and your adjusted tax basis in the notes. The preceding rule does not apply to cash or property received that is attributable to accrued interest, because those amounts would be taxed as interest income in the manner described above. Your adjusted tax basis in a 6.25% note generally will be equal to your cost, increased by any market discount included in your income, and reduced by any bond premium you amortized and principal payments you received. Your adjusted tax basis in a 2.25% note generally will be equal to your cost, increased by any OID or market discount included in your income, and reduced by any bond premium you amortized and OID or principal payments you received. Subject to the market discount rules described above, your gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period in the note exceeds one year.

Repurchase of the Notes at Your Option

     If you exercise your repurchase right, then your notes will be exchanged for an amount of cash and Class A common stock. To the extent the cash or Class A common stock received constitutes payment of accrued interest, those amounts will be taxed as interest income in the manner described above. The balance of the cash and Class A common stock will be treated as proceeds of the exchange and taxed in the following manner. In an exchange of notes solely for cash, the repurchase will be treated as a redemption for cash, the consequences of which are discussed above. In an exchange of notes involving Class A common stock, the repurchase should constitute a recapitalization in which you will not recognize any taxable gain except to the extent of the cash you receive, and in which you will not recognize any loss. Accordingly, your tax basis in the Class A common stock you receive will equal your adjusted tax basis in the notes you surrendered, plus the taxable gain you recognized in the recapitalization, minus the amount of cash that you received in the recapitalization. Your holding period in the Class A common stock will include your holding period in the notes you surrendered in the exchange.


Conversion of the Notes into Class A Common Stock

     You will generally not recognize any gain or loss on conversion of your notes solely into shares of Class A common stock. You will have some taxable gain if you receive cash in lieu of a fractional share of Class A common stock. The cash will be treated as your receipt of a fractional share, followed by our redemption of it for cash. The redemption will be treated as a sale of your Class A common stock which would result in your recognition of gain or loss equal to the difference between the cash received and your adjusted tax basis in the fractional share of Class A common stock redeemed. Any gain would be ordinary income to the extent of any accrued market discount on your notes that you have not previously included in your income, and otherwise would be capital gain. Your holding period in the Class A common stock will include your holding period in the notes you surrendered in the conversion.

     Your income tax basis for the shares of Class A common stock received upon conversion will be equal to the adjusted tax basis of the notes you exchange, except for any adjustment necessary because of your receipt of cash in lieu of a fractional share of Class A common stock. Any accrued market discount not previously included in income as of the date of the conversion of the notes will carry over to the Class A common stock received on conversion and will give rise to ordinary income upon the subsequent disposition of that stock.

     Distributions on Class A common stock are treated first as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits, next as a nontaxable return of capital that reduces your basis in the stock dollar-for-dollar until the basis has been reduced to zero, and finally as gain from the sale or exchange of the stock. We do not at this time anticipate making distributions on the Class A common stock. Subject to the market discount rules discussed above, your sale or other taxable disposition of Class A common stock will generally result in capital gain or loss equal to the difference between the amount of cash or property you receive and your adjusted tax basis in the stock.


Potential Distributions Resulting from Adjustment of Conversion Price

     Your rights to convert your notes into Class A common stock allow for the conversion price to be adjusted under a number of circumstances, generally to ensure that you receive an economically equivalent number of shares from a conversion following stock splits and stock dividends of our Class A common stock. Section 305 of the Code may treat some of these adjustments as constructive taxable distributions of stock. This would generally occur if the conversion price is adjusted for a taxable distribution to the holders of Class A common stock. Constructive distributions so treated would be taxable first as dividends to the extent paid out of our current or accumulated earnings and profits, next as a nontaxable return of capital to the extent of your basis in the notes, and finally as gain from the sale or exchange of the notes. Your adjusted tax basis in the notes would be increased by constructive distributions to you taxable as dividends or gain, and would be unaffected by constructive distributions that were nontaxable returns of capital. Conversely, a failure to appropriately adjust the conversion price of the notes could result in a constructive distribution to holders of Class A common stock that would be taxable to them in a similar manner.


Special Tax Consequences for Non-U.S. Holders

     The federal income tax attributes of the notes and Class A common stock for non-U.S. holders are generally comparable to those described above for U.S. holders. However, special federal income tax rules apply to non-U.S. holders as described below.


In General

     If you are a non-U.S. holder, you will generally not be subject to federal income taxes on payments of principal, premium, if any, or interest or OID on a note or upon the sale, exchange, redemption, retirement or other disposition of a note or Class A common stock, if:

     o you do not own directly or indirectly 10% or more of the total voting power of all classes of our voting stock,

     o your income and gain in respect of the note or Class A common stock is not effectively connected with the conduct of a United States trade or business,

     o you are not a controlled foreign corporation that is related to or under common control with us,

     o we or the applicable withholding agent have received from you a properly executed, applicable IRS Form W-8 or substantially similar form in the year in which a payment of interest, OID, principal, or premium on a note occurs, or in a preceding calendar year to the extent provided for in the instructions to the applicable IRS Form W-8,

     o in the case of gain upon the sale, exchange, redemption, retirement or other disposition of a note or Class A common stock recognized by an individual non-U.S. holder, you were present in the United States for less than 183 days during the taxable year in which the gain was recognized, and

     o    section 897 of the Code, discussed below, does not apply to you.

     The IRS Form W-8 or substantially similar form must be signed by you under penalties of perjury certifying that you are a non-U.S. holder and providing your name and address. You must inform the withholding agent of any change in the information on the statement within 30 days of the change. If you hold a note or Class A common stock through a securities clearing organization or other qualified financial institution, the organization or institution may provide a signed statement to the withholding agent. However, in that case, the signed statement must generally be accompanied by a copy of the executed IRS Form W-8 or substantially similar form that you provided to the organization or institution.

     Except in the case of income or gain that is effectively connected with the conduct of a United States trade or business, discussed below, interest, OID, dividends or gain recognized by you which does not qualify for exemption from taxation will be subject to federal income tax and withholding at a rate of 30% unless reduced or eliminated by an applicable tax treaty. For example, neither constructive distributions on notes taxable as dividends, nor excess cash dividend payments on notes, nor dividends on Class A common stock would qualify for exemption from taxation, although an applicable tax treaty may reduce the tax rate on these items to below 30%. You may generally use IRS Form 1001 to claim tax treaty benefits for calendar years 1999 and 2000, and under new Treasury regulations discussed below an applicable IRS Form W-8 or substantially similar form for subsequent calendar years.

Effectively Connected Income and Gain

     If you are a non-U.S. holder whose income and gain in respect of a note or Class A common stock is effectively connected with the conduct of a United States trade or business, you will be subject to regular federal income tax on this income and gain in generally the same manner as U.S. holders, and general federal income tax return filing requirements will apply. In addition, if you are a corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected adjusted earnings and profits for the taxable year, unless you qualify for a lower rate under an applicable tax treaty. To obtain an exemption from withholding on interest, dividends, and OID, you may generally supply to the withholding agent an IRS Form 4224 for calendar years 1999 and 2000, and under new Treasury regulations discussed below an applicable IRS Form W-8 or substantially similar form for subsequent calendar years.

     We believe that we are currently a United States real property holding corporation, and that we are likely to remain one. Because of this, section 897 of the Code and the applicable Treasury regulations potentially cause any gain or loss you realize upon a disposition of your notes or Class A common stock to be treated as effectively connected with the conduct of a trade or business in the United States, and thus taxable as effectively connected gain in the manner described above. Section 897 can also cause realized gains that would otherwise remain unrecognized, for example gains in a recapitalization where you have required us to repurchase your note in exchange for Class A common stock, to be recognized in full absent compliance with procedural requirements under section
897. We believe that, provided our Class A common stock continues to be regularly traded on the New York Stock Exchange, you will not recognize taxable gain under section 897 on a disposition of a 6.25% or 2.25% note or Class A common stock, so long as you meet the following three standards:

     o you have not directly or indirectly owned, at any time during the five-year period preceding the disposition, more than 5% of the total outstanding 6.25% notes or more than 5% of the total outstanding 2.25% notes;

     o you have not directly or indirectly owned more than 5% of the total outstanding Class A common stock at any time during the five-year period preceding the disposition; and

     o upon the date of your acquisition of any of the notes or any other interests in our company not regularly traded on an established securities market, the aggregate fair market value of your directly and indirectly owned notes, plus any of your other directly or indirectly owned interests in our company not regularly traded on an established securities market, does not exceed 5% of the aggregate value of our outstanding Class A common stock.

We urge you to consult with your tax advisor to determine whether you meet these three standards, or whether you otherwise qualify for exemption from section 897 of the Code.


Our Deductions for Interest and OID on the Notes

     Under section 279 of the Code, deductions otherwise allowable to a corporation for interest and OID expense may be reduced or eliminated in the case of "corporate acquisition indebtedness." This is defined generally to include subordinated convertible debt issued to provide consideration for the acquisition of stock or a substantial portion of the assets of another corporation, where the acquiring corporation does not meet statutorily specified debt/equity ratio and earnings coverage tests. Our deductions for interest and OID expense on any notes could be reduced or eliminated if the notes so issued meet the definition of corporate acquisition indebtedness in the year of issuance. Also, the notes could become corporate acquisition indebtedness in a subsequent year if we initially meet the debt/equity ratio and earnings coverage tests, but later fail them in a year during which we issue additional indebtedness for corporate acquisitions. Because the notes are not expressly subordinated to any of our unsecured debt, and because the notes have the same creditor priority as more than an insubstantial amount of our trade debt, we believe the notes are not subordinated within the meaning of section 279 of the Code and therefore do not constitute corporate acquisition indebtedness.

     Under section 163(l) of the Code, our deduction for interest and OID expense on the notes would be disallowed if they are found to be "disqualified debt instruments." Disqualified debt instruments are debt instruments:

     o where a substantial amount of the principal or interest is required to be paid or converted, or at the option of the issuer or a related party is payable in or convertible into, issuer equity, or

     o which are part of an arrangement that is reasonably expected to result in a transaction described in the preceding clause.

For these purposes, principal or interest on a debt instrument is treated as required to be paid in or converted into issuer equity if the payment or conversion may be required at the option of the holder and that option is substantially certain to be exercised. We do not believe that principal or interest on the notes is required to be paid in or converted into our equity under section 163(l), because principal or interest on our notes may only be exchanged for equity in our company at the holder's option, and we do not believe that this option is substantially certain to be exercised. Furthermore, the legislative history of section 163(l) indicates that the provision is not intended to apply to debt instruments with a conversion feature where the conversion price is significantly higher than the market price of the stock on the issue date of the debt. We believe that the conversion price of the notes was significantly higher than the market price of our Class A common stock on the date the notes were issued. Accordingly, we believe that the notes are not disqualified debt instruments under section 163(l) of the Code. However, our conclusions in this regard are factual judgments as to which no legal opinion can be given. In any event, we cannot assure you that the IRS or a court would agree with our conclusions.


Information Reporting, Income Tax Withholding and Backup Withholding

     Information reporting, income tax withholding, and backup withholding may apply to interest, OID, dividend and other payments to you under the circumstances discussed below. Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

     If You are a U.S. Holder. You may be subject to backup withholding at a 31% rate when you receive interest, OID, and dividends with respect to the notes or Class A common stock, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the notes or Class A common stock. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:


     o    your correct taxpayer identification number, and

     o a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS.

     Unless you have established on a properly executed IRS Form W-9 or substantially similar form that you are a corporation or come within another enumerated exempt category, interest, OID, dividend and other payments on the notes or Class A common stock paid to you during the calendar year, and the amount of tax withheld, if any, will be reported to you and to the IRS.

     Special Rule for U.S. Holders Beneficially Owned by Non-U.S. Holders. As stated above, we believe that we are currently a United States real property holding corporation under section 897 of the Code, and that we are likely to remain one. Section 1445 of the Code governs income tax withholding for gains taxable to non-U.S. holders under section 897. It provides that upon a disposition of the notes or Class A common stock, income tax withholding may be required of disposing U.S. holders that are partnerships, trusts, estates, and other entities because of their beneficial ownership by non-U.S. holders. We believe that, provided our Class A common stock continues to be regularly traded on the New York Stock Exchange, you will not have to withhold upon a disposition of the notes or Class A common stock under section 1445 of the Code if you meet the 5% thresholds discussed above that are applicable to non-U.S. holders on the disposition of the notes and Class A common stock. We urge you to consult with your tax advisor to determine whether you meet these standards, or whether you otherwise qualify for exemption from sections 897 and 1445 of the Code.

     Special Rule for Substantial Acquisitions from Non-U.S. Holders. As stated above, we believe we are currently a United States real property holding corporation under section 897 of the Code, and we are likely to remain one. Because of this, section 1445 of the Code may require a person acquiring notes from a non-U.S. holder to withhold 10% of the purchase price. However, provided our Class A common stock continues to be regularly traded on the New York Stock Exchange, this 10% withholding is generally not required for an acquisition of notes where the purchase price constitutes 5% or less of the then aggregate value of the outstanding Class A common stock. We urge you to consult with your tax advisor to determine whether you meet this standard, or whether you otherwise qualify for exemption from section 1445 of the Code.

     If You are a Non-U.S. Holder. The amount of interest, OID, and dividends paid to you on a note or Class A common stock during each calendar year, and the amount of tax withheld, if any, will generally be reported to you and to the IRS. This information reporting requirement applies regardless of whether you were subject to withholding or whether withholding was reduced or eliminated by an applicable tax treaty. Also, interest, OID, and dividends paid to you may be subject to backup withholding at a 31% rate, unless you properly certify your non-U.S. holder status on an IRS Form W-8 or substantially similar form. Similarly, information reporting and 31% backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of the notes or Class A common stock, if you properly certify that you are a non-U.S. holder on an IRS Form W-8 or substantially similar form. Even without having executed an IRS Form W-8 or substantially similar form, however, in some cases information reporting and 31% backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of the notes or Class A common stock if you receive those proceeds through a broker's foreign office.

     If you are a non-U.S. holder whose income and gain on the notes or Class A common stock are effectively connected with the conduct of a United States trade or business, a slightly different rule may apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of those securities. Until you comply with the new Treasury regulations discussed below, information reporting and 31% backup withholding may apply to you in the same manner as to a U.S. holder, and thus you may have to execute an IRS Form W-9 or substantially similar form to prevent the backup withholding.

     New Treasury Regulations. New Treasury regulations alter the withholding rules on interest, OID, dividends, and sale or exchange proceeds paid to you, effective generally for payments after December 31, 2000 and subject to complex transition rules. For example, documentation and procedures satisfying the new Treasury regulations are deemed in some instances to satisfy current law requirements. In these instances you or the withholding agent may wish to satisfy the requirements of the new Treasury regulations rather than the requirements of the Treasury regulations soon to expire. The new Treasury regulations are complex, and we urge you to consult with your tax advisor to determine how the new Treasury regulations affect your particular circumstances.

     The new Treasury regulations replace old IRS Forms W-8, 1001 and 4224 with a new series of IRS Forms W-8, which you will generally have to properly execute earlier than you would have otherwise had to for purposes of providing replacements for the old IRS forms. For example, you must properly execute the appropriate new version of IRS Form W-8, or substantially similar form, no later than December 31, 2000 if you remain a non-U.S. holder of the notes or Class A common stock on that date. Under the new Treasury regulations, it may also be possible for you to receive payments on those securities through a qualified intermediary that complies with requisite procedures and provides applicable certification of your non-U.S. holder status on your behalf. The new Treasury regulations also clarify withholding agents' standards of reliance on executed IRS Forms W-8 or substantially similar forms.

     If you are a non-U.S. holder claiming benefits under an income tax treaty, you should be aware that you may be required to obtain a taxpayer identification number and to certify your eligibility under the applicable treaty's limitations on benefits article in order to comply with the new Treasury regulations' certification requirements. The new Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, amounts paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding the ownership interests in that entity, and whether the entity or the holders in the entity are entitled to benefits under the tax treaty.



                          REGISTRATION RIGHTS AGREEMENT

     On October 4, 1999, we entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the notes. That agreement obligates us, at our sole expense, as follows:

     o use our reasonable best efforts to file a shelf registration statement as soon as practicable, but in no event more than 90 days after the issue of the notes, covering resales of the notes and the Class A common stock issuable upon their conversion. We refer to those securities collectively as the "registrable securities;"

     o to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 150 days after the issue of the notes; and

     o to use our reasonable best efforts to keep the shelf registration statement effective and usable for two years or such other shorter period as shall be required under Rule 144(k) of the Securities Act. We are permitted, however, to suspend the use of the shelf registration statement during certain black-out periods if we determine in good faith that it is in our best interest and if we provide the registered holders with written notice of the suspension. The period may not exceed 30 days in any three-month period and may not exceed 90 days in the aggregate in any 12-month period. We are also not required to maintain the shelf registration statement if prior to the end of that two-year period or other shorter Rule 144(k) period all the registrable securities have been sold under the shelf registration statement, transferred under Rule 144 under the Securities Act or otherwise transferred in a way that eliminates their Securities Act transfer restrictions for future resales by non-affiliates.

     The registration statement of which this prospectus is a part satisfies the first two of the foregoing requirements.

     We are obligated to:

     o provide each holder of registrable securities with copies of this prospectus;

     o notify each such holder when the registration statement has become effective, and

     o take certain other actions as are required to permit unrestricted resales of the registrable securities.

     If you sell registrable securities pursuant to the registration statement, you (a) will usually be required to be named as a selling securityholder in this prospectus and to deliver this prospectus to purchasers, (b) will be subject to certain of the civil liability provisions under the Securities Act in connection with your sales, and (c) will be bound by the applicable provisions of the registration rights agreement, including certain indemnification rights and obligations.

     If a registration default occurs, the interest rate will be increased 0.50% per annum, subject to certain exceptions. Following the cure of a registration default, the interest rate will become the rate in effect immediately prior to the registration default. We use the term "registration default" to mean if:

     o we fail to timely file the shelf registration statement with the SEC within 90 days of closing,

     o the SEC has not declared the shelf registration statement effective within 150 days of closing, or

     o we fail to keep the shelf registration statement that has been declared effective continuously effective and usable, subject to certain exceptions, for the period required.

     Each registrable security contains a legend to the effect that the holder is deemed to have agreed to be bound by the provisions of the registration rights agreement.

     The summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.


                              PLAN OF DISTRIBUTION

     The notes and Class A common stock may be sold from time to time to purchasers directly by the selling securityholders. Alternatively, the selling securityholders may from time to time offer the notes with discounts, concessions or commissions from the selling securityholders and/or the purchasers of the notes and Class A common stock for whom they may act as agent. The selling securityholders and any such brokers, dealers or agents who participate in the distribution of the notes and Class A common stock may be deemed to be "underwriters," and any profits on the sale of the notes and Class A common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The notes and underlying Class A common may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The notes and Class A common stock may be sold by one or more of the following methods:

     o a block trade in which the broker or dealer so engaged will attempt to sell the notes and Class A common stock issuable upon conversion thereof as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     o an exchange distribution in accordance with the rules of such exchange;

     o face-to-face transactions between sellers and purchasers without a broker-dealer;

     o    through the writing of options; and

     o    other transactions.

     At any time a particular offer of the notes and Class A common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the notes and Class A common stock. In addition, the notes and Class A common stock covered by this prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this prospectus.

     We have agreed in the registration rights agreement to keep this prospectus useable until October 4, 2001 as described under "Registration Rights Agreement" on page 51. To our knowledge currently no plans, arrangements or understandings exist between any selling securityholders and any broker, dealer, agent or underwriter regarding the sale of the securities by the selling securityholders. We cannot assure you that any selling securityholder will sell any or all of the securities offered by it under this prospectus or that any selling securityholder will not transfer, devise or gift such securities by other means not described in this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation
M. That regulation may limit the timing of purchases and sales of any of the notes and Class A common stock by the selling securityholders and any other participating person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and Class A common stock to engage in market-making activities with respect to the particular notes and Class A common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the notes and Class A common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and Class A common stock.

     Pursuant to the registration rights agreement entered into in connection with our initial private placement, we and each of the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these matters.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and resale by the selling securityholders of the notes to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

     We will not receive any of the proceeds of the sale of the notes and underlying Class A common stock covered by this prospectus.

                                  LEGAL MATTERS

     The validity of the notes and any Class A common stock issuable upon conversion of such notes have been passed upon for us by Sullivan & Worcester LLP, Boston, Massachusetts. Sullivan & Worcester LLP, Boston, Massachusetts, also passed upon certain matters relating to United States federal income tax considerations for us, as our special tax counsel. Norman A. Bikales, a member of the firm of Sullivan & Worcester LLP, is the owner of 11,000 shares of Class A common stock and 41,490 shares of Class B common stock and has an option to purchase 20,000 shares of Class A common stock at $10.00 per share. An associate of Sullivan & Worcester LLP has an option to purchase 8,000 shares of Class A common stock at $18.75 per share. Mr. Bikales and/or associates of that firm serve as our secretary or assistant secretaries and certain of our subsidiaries.


                                     EXPERTS

     The consolidated financial statements of American Tower Corporation as of December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998 incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The following financial statements are incorporated by reference in this prospectus from the Form 8-K dated September 17, 1999:

     o The consolidated financial statements of American Tower Corporation and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

     o The consolidated financial statements of OmniAmerica, Inc. and Subsidiaries (formerly Specialty Teleconstructors, Inc.) at and for the year ended June 30, 1998, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report incorporated by reference herein, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     o The consolidated financial statements of OmniAmerica, Inc. (formerly Specialty Teleconstructors, Inc.) as of and for the year ended June 30, 1997 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

     o The financial statements of TeleCom Towers, L.L.C. as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and the three month period from September 30, 1997 (date of inception) to December 31, 1997 and the financial statements of Telecom Southwest Towers LP, Telecom Towers Mid-Atlantic LP, and Telecom Towers of the West, L.P., as of July 31, 1998 and December 31, 1997 and for the seven month period ended July 31, 1998 and the year ended December 31, 1997, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their reports appearing therein, and as to the seven month period ended July 31, 1998 and the year ended December 31, 1997 as related to Telecom Towers Mid-Atlantic, LP and as to the year ended December 31, 1998 as related to Telecom Towers, LLC is based in part on the report of KPMG LLP, independent auditors, as set forth in their report on the financial statements of RCC Consultants, Inc. (not separately presented in the Form 8-K) appearing therein. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     o The financial statements of Wauka Communications, Inc. as of October 26, 1998 and December 31, 1997 and for the ten month period ended October 26, 1998 and year ended December 31, 1997 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent auditors, as stated in their report appearing therein.

     o The consolidated financial statements of UNIsite, Inc. and subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Statements in this prospectus regarding the contents of any contract or other document may not be complete. You should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Later information filed with the SEC will update and supersede information we have included or incorporated by reference in this prospectus.

         We incorporate by reference the documents listed below and any filings made after the date of the original filing of the registration statement of which this prospectus is a part made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed or terminated:

     o our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 Annual Report"),

     o    our proxy statement for our 1999 annual meeting of stockholders,

     o our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999 (the "March 1999 Quarterly Report" and the "June 1999 Quarterly Report"), and

     o (a) our Current Reports on Form 8-K dated January 8, 1999, January 21, 1999, February 12, 1999, February 24, 1999, March 5, 1999, July 16,
          1999, September 17, 1999 and September 21, 1999; and (b) our Current Reports on Form 8-K/A dated January 27, 1999 and March 18, 1999.

     We will provide a copy of the documents we incorporate by reference, excluding exhibits other than those to which we specifically refer. You may obtain this information at no cost by writing or telephoning us at: 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500, Attention:
Director of Investor Relations.

                                      LOGO

                           AMERICAN TOWER CORPORATION
                       REGISTRATION STATEMENT ON FORM S-3


                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

        Item 14. Other Expenses of Issuance and Distribution.

              The following expenses are the estimated expenses of the issuance and distribution of the securities (other than underwriting discounts and commissions) being registered, all of which will be paid by American
        Tower:

               Securities and Exchange Commission fee............$      166,818
               New York Stock Exchange listing fee...............         1,500
               Accountants' fees and expenses....................       300,000
               Legal fees and expenses...........................       300,000
               Miscellaneous.....................................       231,682
                                                                 --------------
                   Total.........................................$    1,000,000
                                                                 ==============

        The foregoing, except for the SEC, NYSE and NASD fees, are estimated.

        Item 15. Indemnification of Directors and Officers.

              Section 145 of the DGCL provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of ATC may and, in certain cases, must be indemnified by ATC against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney's fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of ATC and, in a non-derivative action, which involves a criminal proceeding, in which such person had no reasonable cause to believe his conduct was unlawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to ATC, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses.

              Article XII of ATC's By-Laws provides that ATC shall indemnify each person who is or was an officer or director of ATC to the fullest extent permitted by Section 145 of the DGCL.

              Article Sixth of ATC's Restated Certificate states than no director of ATC shall be personally liable to ATC or its stockholders for monetary damages for breach of fiduciary duty as a director, except for
       (i) breach of the director's duty of loyalty to ATC or its  stockholders,
       (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) liability under Section 174 of the DGCL relating to certain unlawful dividends and stock repurchases, or (iv) any transaction from which the director derived an improper personal benefit.


        Item 16. Exhibits.

              Listed below are the exhibits which are filed as part of this Registration Statement on Form S-3 (according to the number assigned to them in Item 601 of Regulation S-K).

        Exhibit   Description of Document                                         Exhibit File No.
        No.
        4.1       Indenture, by and between the Company and The Bank of New York as Trustee, for the 6.25% Notes, dated as of October 4, 1999,
                  including form of 6.25% Note                                    Filed herewith as Exhibit 4.1


                                      II-1

        4.2       Indenture by and between the Company and The Bank of New York as Trustee, for the 2.25% Notes, dated as of October 4, 1999,
                  including the form of 2.25% Note.                               Filed herewith as Exhibit 4.2
        4.3       Form of 6.25% Note (included in Exhibit 4.1)                    Filed herewith as part of Exhibit 4.1
        4.4       Form of 2.25% Note (included in Exhibit 4.2)                    Filed herewith as part of Exhibit 4.2
        4.5       Registration Rights Agreement,  by and between the Company and the Initial Purchasers named therein, dated as of October 4,
                  1999                                                            Filed herewith as Exhibit 4.5
        5         Opinion of Sullivan & Worcester LLP                             To be filed by amendment
        8         Tax Opinion of Sullivan & Worcester LLP                         To be filed by amendment
        12        Statement Regarding  Computation of Ratios of Earnings to
                  Fixed Charges                                                   Filed herewith as Exhibit 12
        23        Consent of Sullivan & Worcester LLP                             Contained in the opinion of Sullivan &
                                                                                  Worcester LLP filed herewith as part
                                                                                  of Exhibits 5 and 8
        23.1      Independent Auditors' Consent--Deloitte & Touche LLP            Filed herewith as Exhibit 23.1
        23.2      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.2
        23.3      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.3
        23.4      Consent of Ernst & Young LLP                                    Filed herewith as Exhibit 23.4
        23.5      Consent of Ernst & Young LLP                                    Filed herewith as Exhibit 23.5
        23.6      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.6
        23.7      Consent of Arthur Andersen LLP                                  Filed herewith as Exhibit 23.7
        23.8      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.8
        24        Power of Attorney                                               Filed herewith as page II-4 of the
                                                                                  Registration Statement
        25        Statement of Eligibility of Trustee on Form T-1                 Filed herewith as Exhibit 25


        Item 17. Undertakings.

        (a)The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

       provided,   however,  that  the  undertakings  set  forth  in  paragraphs
       (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the
       Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       (d) The undersigned registrant hereby undertakes:

           (1) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

           (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was effective.

           (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the twentieth day of October, 1999.

                                        AMERICAN TOWER CORPORATION


                                        By:     /s/ Steven B Dodge
                                           -------------------------------------
                                                Steven B. Dodge
                                           Chairman  of the Board, President and
                                           Chief Executive Officer

       The undersigned Officers and Directors of American Tower Corporation (the "Company") hereby severally constitute Joseph L. Winn, Justin D. Benincasa, Jonathan Black and Norman A. Bikales, and each of them, acting singly, our true and lawful attorneys to sign for us and in our names in the capacities indicated below the Company's Registration Statement on Form S-3 relating to the registration of such securities under the Securities Act of 1933, as amended, and any and all amendments thereto, including without limitation any registration statement or post-effective amendment thereof filed under and meeting the requirements of rule 462(b) under the Securities Act, hereby ratifying and confirming our signatures as they may be signed by our attorneys to such Registration Statement and any and all amendments thereto.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

                      Signature                                    Title                              Date

                 /s/ Steven B. Dodge               Chairman, President, Chief Executive         October 20, 1999
                 Steven B. Dodge                   Officer and Director

                 /s/ Joseph L. Winn                Chief Financial Officer and                  October 20, 1999
                 Joseph L. Winn                    Treasurer

                 /s/ Justin D. Benincasa           Vice President and Corporate                 October 20, 1999
                 Justin D. Benincasa               Controller

                 /s/ Alan L. Box                   Executive Vice President and                 October 20, 1999
                 Alan L. Box                       Director

                 /s/ Arnold L. Chavkin             Director                                     October 20, 1999
                 Arnold L. Chavkin

                 /s/ Dean H. Eisner                Director                                     October 20, 1999
                 Dean H. Eisner


                                      II-4


                 /s/ Jack D. Furst                 Director                                     October 20, 1999
                 Jack D. Furst

                 /s/ J. Michael Gearon, Jr.        Executive Vice President and                 October 20, 1999
                 J.Michael Gearon, Jr.             Director

                 /s/ Fred R. Lummis                Director                                     October 20, 1999
                 Fred R. Lummis

                 /s/ Randall Mays                  Director                                     October 20, 1999
                 Randall Mays

                 /s/ Thomas H. Stoner              Director                                     October 20, 1999
                 Thomas H. Stoner

                 /s/ Maggie Wilderotter            Director                                     October 20, 1999
                 Maggie Wilderotter

                                  EXHIBIT INDEX

        Listed below are the exhibits which are filed as part of this Registration Statement on Form S-3 (according to the number assigned to them in Item 601 of Regulation S-K).

        Exhibit   Description of Document                                         Exhibit File No.
        No.
        4.1       Indenture, by and between the Company and The Bank of New York as Trustee, for the 6.25% Notes, dated as of October 4, 1999,
                  including form of 6.25% Note                                    Filed herewith as Exhibit 4.1
        4.2       Indenture by and between the Company and The Bank of New York as Trustee, for the 2.25% Notes, dated as of October 4, 1999,
                  including the form of 2.25% Note.                               Filed herewith as Exhibit 4.2
        4.3       Form of 6.25% Note (included in Exhibit 4.1)                    Filed herewith as part of Exhibit 4.1
        4.4       Form of 2.25% Note (included in Exhibit 4.2)                    Filed herewith as part of Exhibit 4.2
        4.5       Registration Rights Agreement,  by and between the Company and the Initial Purchasers named therein, dated as of October 4,
                  1999                                                            Filed herewith as Exhibit 4.5
        5         Opinion of Sullivan & Worcester LLP                             To be filed by amendment
        8         Tax Opinion of Sullivan & Worcester LLP                         To be filed by amendment
        12        Statement Regarding  Computation of Ratios of Earnings to Fixed
                  Charges                                                         Filed herewith as Exhibit 12
        23        Consent of Sullivan & Worcester LLP                             Contained in the opinion of Sullivan &
                                                                                  Worcester LLP filed herewith as part
                                                                                  of Exhibits 5 and 8
        23.1      Independent Auditors' Consent--Deloitte & Touche LLP            Filed herewith as Exhibit 23.1
        23.2      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.2
        23.3      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.3
        23.4      Consent of Ernst & Young LLP                                    Filed herewith as Exhibit 23.4
        23.5      Consent of Ernst & Young LLP                                    Filed herewith as Exhibit 23.5
        23.6      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.6
        23.7      Consent of Arthur Andersen LLP                                  Filed herewith as Exhibit 23.7
        23.8      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.8
        24        Power of Attorney                                               Filed herewith as page II-4 of the
                                                                                  Registration Statement
        25        Statement of Eligibility of Trustee on Form T-1                 Filed herewith as Exhibit 25